SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No.____) (1)



                              Laclede Steel Company
                                (Name of Issuer)



                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)



                                   505606 10 3
                                 (CUSIP Number)



                              William R. Lucas, Jr.
                          Birmingham Steel Corporation
                       1000 Urban Center Drive, Suite 300
                            Birmingham, Alabama 35242
                         Telephone Number (205)970-1231
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                               September 26, 1997
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.( )



         Note.    Six copies of this statement, including all exhibits,should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (continued on following pages)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
================================================================================
CUSIP No.:  505606 10 3                                             Page 2 of 13
================================================================================



--------------------------------------------------------------------------------
(1) Name of Reporting Persons and S.S. or I.R.S. Identification Nos. of Above Persons:
                          Birmingham Steel Corporation
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group: (a) ( )
                                                           (b) (X)
--------------------------------------------------------------------------------
(3)      SEC Use Only:
--------------------------------------------------------------------------------
(4)      Source of Funds:  WC
--------------------------------------------------------------------------------
(5)      Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e)  (  )


--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------

Number   (7)   Sole Voting Power
of
Shares                3,758,318
               -----------------------------------------------------------------
Benefi-  (8)   Shared Voting Power
cially
Owned                        -0-
               -----------------------------------------------------------------
By Each  (9)   Sole Dispositive Power
Report-
ing                   1,889,161
               -----------------------------------------------------------------
Person  (10)   Shared Dispositive Power
With
                             -0-
--------------------------------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person:

                      3,758,318
--------------------------------------------------------------------------------
(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
                 Shares* (  )

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11):

                            65%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person:

                            CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
================================================================================
CUSIP No.:  505606 10 3                                             Page 3 of 13
================================================================================



--------------------------------------------------------------------------------
(1) Name of Reporting Persons and S.S. or I.R.S. Identification Nos. of Above Persons:
              Midwest Holdings, Inc.
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group: (a)  ( )
                                                           (b)  (X)


--------------------------------------------------------------------------------
(3)      SEC Use Only:
--------------------------------------------------------------------------------
(4)      Source of Funds:           WC
--------------------------------------------------------------------------------
(5)      Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e) ( )
--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization:

              Delaware
--------------------------------------------------------------------------------

Number   (7)  Sole Voting Power
of
Shares              3,758,318
              ------------------------------------------------------------------
Benefi-  (8)  Shared Voting Power
cially
Owned                      -0-
              ------------------------------------------------------------------
By Each  (9)  Sole Dispositive Power
Report-
ing                 1,889,161
              ------------------------------------------------------------------
Person  (10)  Shared Dispositive Power
With
                           -0-
--------------------------------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person:

                    3,758,318
--------------------------------------------------------------------------------
(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares*  ( )
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11):

                          65%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person:

                          CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
================================================================================
CUSIP No.:  505606 10 3                                             Page 4 of 13
================================================================================



--------------------------------------------------------------------------------
(1) Name of Reporting Persons and S.S. or I.R.S. Identification Nos. of Above Persons:
             LCL Holdings II, LLC
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group: (a) ( )
                                                           (b) (X)
--------------------------------------------------------------------------------
(3)      SEC Use Only:
--------------------------------------------------------------------------------
(4)      Source of Funds:           WC
--------------------------------------------------------------------------------
(5)      Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e) ( )


--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization:

                     Delaware
--------------------------------------------------------------------------------

Number   (7)  Sole Voting Power
of
Shares                3,758,318
              ------------------------------------------------------------------
Benefi-  (8)  Shared Voting Power
cially
Owned                        -0-
              ------------------------------------------------------------------
By Each  (9)  Sole Dispositive Power
Report-
ing                   1,889,161
              ------------------------------------------------------------------
Person  (10)  Shared Dispositive Power
With
                             -0-
--------------------------------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person:

                      3,758,318
--------------------------------------------------------------------------------
(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares*  ( )


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11):

                            65%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person:

                            OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
================================================================================
CUSIP No.:  505606 10 3                                             Page 5 of 13
================================================================================


Item 1.  Security and Issuer.

                  The class of securities to which this Statement relates is the common stock, par value $.01 (the "Common Stock") of Laclede Steel Company, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is One Metropolitan Square, St. Louis, Missouri 63102.

Item 2.  Identity and Background.

                  This Statement is being filed by Birmingham Steel Corporation, a Delaware corporation ("Birmingham Steel"), its wholly owned subsidiary Midwest Holdings, Inc., a Delaware corporation ("Midwest Holdings"), and LCL Holdings II, LLC, a Delaware limited liability company ("LCL Holdings II") (Birmingham Steel, Midwest Holdings and LCL Holdings II are collectively referred to herein as the "Reporting Persons"). Midwest Holdings is the sole member of LCL Holdings II. Birmingham Steel operates in the mini-mill sector of the steel industry and conducts operations at facilities located across the United States. Midwest Holdings and LCL Holdings II are special purpose entities formed for the purpose of effecting the Closing (as defined herein in response to Item 3). The address of each of the Reporting Persons' principal business and the address of each of the Reporting Persons' principal office is 1000 Urban Center Drive, Suite 300, Birmingham, Alabama 35242. By signing this statement and the Joint Filing Agreement attached hereto, each of the Reporting Persons agrees that it is signed on its behalf.

                  As required by General Instruction C of Schedule 13D, this statement contains information called for by Items 2 through 6 of Schedule 13D with respect to (a) each executive officer and director of the Reporting Persons, (b) each person controlling the Reporting Persons, and (c) each executive officer and director of any corporation or other person ultimately in control of the Reporting Persons (collectively, the "Covered Persons"). The information called for by paragraphs (a), (b) and (c) of this Item with respect to the Covered Persons is set forth on Schedule A attached hereto and incorporated herein by reference. All of the Covered Persons are citizens of the United States.

                  During the past five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, the Covered Persons, has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of

                                  SCHEDULE 13D
================================================================================
CUSIP No.:  505606 10 3                                             Page 6 of 13
================================================================================


                  such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

                  During  October  of 1996,  Birmingham  Steel  acquired  20,000 shares of the Common Stock in open market transactions effected through a broker-dealer (the "Open Market Shares"). The source of funds used to acquire the Open Market Shares was general corporate funds of Birmingham Steel.

                  The Reporting Persons' beneficial ownership of 3,738,318 shares of Common Stock was acquired on September 26, 1997 through the consummation (the "Closing") of the transactions contemplated by that certain Purchase Agreement, dated as of September 26, 1997 (the "Purchase Agreement") by and among Birmingham Steel, Midwest Holdings, Ivaco Inc., a Canadian corporation ("Ivaco") and its wholly owned subsidiary, LCL Holdings I, LLC, a Delaware limited liability company ("LCL Holdings I"). The consideration paid by the Reporting Persons pursuant to the Purchase Agreement at the Closing was $14.9 million, which was paid out of the general corporate funds of Birmingham Steel. The transactions contemplated by the
                  Purchase Agreement are described in more detail below in response to Item 4.

                  The Reporting Persons understand that the Covered Persons named on Schedule A hereto used their personal funds to acquire the shares of Common Stock, if any, beneficially owned by them.

Item 4.  Purpose of Transaction.

                  Background. Prior to September 19, 1997, Ivaco owned directly 2,018,650 shares of the Company's Common Stock and 333,667 shares of the Company's Series A Preferred Stock, no par value (the "Preferred Stock"). The Preferred Stock is not registered under Section 12 of the Securities Exchange Act of 1934 and has no voting rights, but is convertible at any time by the holder thereof into 4.69 shares of the Common Stock. As of September 19, 1997, Ivaco divided its holdings of Common Stock and Preferred Stock by contributing an equal amount to two newly formed Delaware limited liability companies. Specifically, Ivaco contributed 1,009,325 shares of the Common Stock (the "Holdings I Common Shares") and 183,333 shares of the Preferred Stock (the "Holdings I Preferred

                                  SCHEDULE 13D
================================================================================
CUSIP No.:  505606 10 3                                             Page 7 of 13
================================================================================


                  Shares," and together with the Holdings I Common Shares, the "Holdings I Shares") to LCL Holdings I in exchange for 100% of the membership interests in LCL Holdings I and (ii) contributed 1,009,325 shares of the Common Stock (the "Holdings II Common Shares") and 183,334 shares of the
                  Preferred Stock (the "Holdings II Preferred Shares," and together with the Holdings II Common Shares, the "Holdings II Shares") to LCL Holdings II in exchange for 100% of the membership interests in LCL Holdings II.

                  The Closing. At the Closing, Ivaco (i) transferred 100% of the membership interests in LCL Holdings II to Midwest Holdings and (ii) caused LCL Holdings I to grant Midwest Holdings an irrevocable right (the "Proxy") to vote all Holdings I Common Shares and any other shares of Common Stock which Ivaco, LCL Holdings I and any of their affiliates (collectively, the "Ivaco Entities") may thereafter acquire (including any shares of Common Stock issuable upon conversion of the Holdings I Preferred Shares), subject to certain limitations described herein. As a result, Birmingham Steel, through its ownership of Midwest Holdings, acquired direct beneficial ownership (sole voting power and sole investment, or dispositive, power) of the 1,009,325 Holdings II Common Shares (approximately 24.9%, of the currently outstanding shares of the Company's Common Stock) and the 859,836 shares of the Company's Common Stock issuable upon conversion of the Holdings II Preferred Shares (the "Holdings II Conversion Shares"). In addition, Birmingham Steel, through its ownership of Midwest Holdings and the Proxy, secured indirect beneficial ownership (sole voting power with no investment, or dispositive, power) of the 1,009,325 Holdings I Common Shares (representing approximately 24.9% of the Company's currently outstanding shares of Common Stock) and the 859,832 shares of Common Stock issuable upon conversion of the Holdings I Preferred Shares (the "Holdings I Conversion Shares"). The Proxy also covers any other shares of Common Stock which may be acquired by the Ivaco Entities after the date thereof.

                  Summary of Purchase Agreement. The following summary of certain provisions of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement (and the Proxy attached thereto as Exhibit A), which Purchase Agreement is attached to this
                  Schedule 13D as Exhibit A and is incorporated herein by reference.

                  Pursuant to the Purchase Agreement, Ivaco transferred 100% of the membership interests in LCL Holdings II to Midwest Holdings, thereby transferring direct ownership of the Holdings II Shares to Midwest Holdings.

                                  SCHEDULE 13D
================================================================================
CUSIP No.:  505606 10 3                                             Page 8 of 13
================================================================================


                  Pursuant to the Purchase Agreement, Ivaco also caused LCL Holdings I to grant Midwest Holdings the Proxy to vote all Holdings I Common Shares and any other shares of Common Stock which the Ivaco Entities may thereafter acquire (including the Holdings I Conversion Shares), on all matters on which such shares are entitled to vote, except for the matters or transactions in which Birmingham Steel or any of its affiliates has direct or indirect interest (other than its interest as a stockholder in the Company, generally). The Proxy expires from and after such time as Birmingham Steel, Midwest Holdings and any of their affiliates beneficially own in the aggregate a number of shares of Common Stock less than the lesser of (i) 1.3 millon shares of Common Stock, (ii) the number of shares of Common Stock beneficially owned in the aggregate by the Ivaco Entities, or (iii) if the U.S. generally accepted accounting principles ("GAAP") governing consolidation of subsidiaries is changed after the date of the Proxy or if there is a revised interpretation by the Securities and Exchange Commission or otherwise applicable to Birmingham Steel of existing U.S. GAAP governing consolidation of subsidiaries which, in either case, reduces the threshold number of shares of Common Stock that would require Birmingham Steel to consolidate the Company under GAAP, the maximum number of shares of Common Stock that could be beneficially owned by Birmingham Steel, Midwest Holdings or any of their affiliates in the aggregate that would not result in Birmingham Steel being required to consolidate the Company under GAAP.

                  The Purchase Agreement provides that none of the Ivaco Entities may sell or otherwise transfer all or any part of the Holdings I Shares to any person other than to another Ivaco Entity until September 24, 1998. Commencing on September 24, 1998 and through September 23, 2002, if an Ivaco Entity desires to sell any Holdings I Shares either pursuant to a bona fide offer from a third person (the "Offer") or on any securities market on which the Common Stock is then traded
                  (the "Open Market Sale"), such Ivaco Entity must provide Midwest Holdings with a copy of the Offer or a written notice of the intended Open Market Sale, as the case may be. Within three business days from the receipt of such notice of a copy of the Offer, as the case may be, Midwest Holdings has the right either to (i) consent to the sale pursuant to the Offer or the Open Market Sale, as the case may be, or (ii) elect to purchase the Holdings I Shares at a price equal to (x) the price of the Offer in the case of the Offer or to (y) the closing market price on the date immediately preceding the date of the notice in the case of the Open Market Sale. After September 23, 2002, the Ivaco Entities may sell the Holdings I Shares without restriction.

                                  SCHEDULE 13D
================================================================================
CUSIP No.:  505606 10 3                                             Page 9 of 13
================================================================================


                  The Purchase Agreement also provides that, for so long as the Ivaco Entities beneficially own, in the aggregate, at least 10% of the outstanding shares of the Common Stock (with all the Preferred Stock being deemed converted into Common Stock), neither Birmingham Steel nor Midwest Holdings shall (i) acquire any shares of Common Stock directly from the Company or from any third person (including purchases on any securities market on which the Common Stock is then traded) unless (x) in case of direct purchase from the Company, Ivaco is given a right to purchase a pro rata percentage of shares being acquired or (y) in case of purchase from a third person, Ivaco is given a right to sell an equal number of shares of Common Stock to Birmingham Steel or Midwest Holdings, as the case may be, at the same purchase price paid to such third person ("Acquisition Limitations") or (ii) vote or cause the Company's Board of Directors to vote for any action that will discriminate against interests of Ivaco as a stockholder in the Company ("Voting Limitation"), it being understood that the Voting Limitation does not apply to any action that would have the same effect on all stockholders, generally. The Acquisition Limitations expire on September 23, 2002 and the Voting Limitation expires on and after the expiration of the Proxy.

                  Finally, Birmingham Steel and Midwest Holdings agreed to pay to Ivaco any dividends on the Holdings II Preferred Shares which Birmingham Steel, Midwest Holdings or any of their affiliates may receive on or after the date of the Purchase Agreement which relate to the period from the date of original issuance by the Company of such shares (i.e., July 30, 1996) until September 26, 1997 (the "Period"). For purposes of this provision, all dividends paid on the Holdings II Preferred Shares will be first applied to unpaid dividends with respect to the Period.

                  Effect of the Closing. The effect of the Closing, when combined with LCL Holdings II's 20,000 Open Market Shares, is to secure sole voting power with respect to approximately 50.3% of the currently outstanding shares of Common Stock, and to acquire a sufficient number of shares of Preferred Stock to protect against dilution below 50% of the total outstanding shares of Common Stock in the event of conversion of all presently outstanding shares of Preferred Stock.

                  Purpose. Birmingham Steel secured voting control of the Company in order to influence decisions which will affect the long-term performance of the Company's operations, with the goal of realizing substantial appreciation of Birmingham Steel's investment in the Company, thereby improving the returns in value for all of the Company's shareholders. To this end, the Reporting Persons presently intend to cause three Executive Officers of Birmingham Steel to become directors of the Company. The initial such directors will be

                                  SCHEDULE 13D
================================================================================
CUSIP No.:  505606 10 3                                            Page 10 of 13
================================================================================


                  Robert A. Garvey, William R. Lucas and Joseph  Alvarado.

                  The Reporting Persons understand that prior acquisitions of Common Stock beneficially owned by any Covered Persons were made for purposes of such Covered Persons' personal investment.

                  Other than as described above, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any Covered Person, has formulated any plans or proposals which relate to or would result in an acquisition or disposition of shares of Common Stock, an extraordinary corporate transaction involving the Company, sale of a material amount of the Company's assets, change in capitalization or dividend policy of the Company, changes in the bylaws or Certificate of Incorporation of the Company, any other material change in the Company's business or any other matter which would be required to be disclosed in response to paragraphs (a) through (j) of
                  Item 4 of Schedule 13D. The Reporting Persons intend to review, however, on a regular basis, their investment in the Company and the Company's business, affairs and financial position, as well as the market price level of the Common Stock, conditions in the securities markets and general economic and industry conditions. The Reporting Persons may in the future take such actions in respect of their investment in the Company as they deem appropriate in light of circumstances existing from time to time.

Item 5.  Interest in Securities of the Issuer.

                  (a) According to the Form 10-Q Quarterly Report filed by the Company with the Securities and Exchange Commission for the quarter ended June 30, 1997, the Company had, as of July 24, 1997, 4,056,140 shares of Common Stock issued and outstanding. Accordingly, the 3,758,318 shares of Common Stock beneficially owned by the Reporting Persons (as more fully explained in paragraph (b) below) represent approximately 65% of the issued and outstanding shares of Common Stock. For purposes of calculating this percentage, the securities not outstanding which are subject to conversion privileges (i.e., 1,719,668 shares of Common Stock issuable upon conversion of the Holdings I Preferred Shares and the Holdings II Preferred Shares) are deemed to be outstanding. Information concerning the beneficial ownership of Common Stock by Covered Persons is contained in Schedule A attached hereto.

                                  SCHEDULE 13D
================================================================================
CUSIP No.:  505606 10 3                                            Page 11 of 13
================================================================================


                  (b) As a result of the transaction described in Item 4, Birmingham Steel, through its ownership of Midwest Holdings, has the sole power to vote or to direct the vote of (i) the 1,009,325 Holdings II Common Shares, (ii) the 859,836 Holdings II Conversion Shares, (iii) the 20,000 Open Market Shares,
                  (iv) the 1,009,325 Holdings I Common Shares (via the Proxy), and (v) the 859,832 Holdings I Conversion Shares (via the Proxy), for a total of 3,758,318 shares of Common Stock (assuming the conversion of all Holdings I Preferred Shares and Holdings II Preferred Shares). Birmingham Steel, through its ownership of Midwest Holdings, has the sole investment, or dispositive, power with respect to (i) the 1,009,325 Holdings II Common Shares, (ii) the 859,836 Holdings II Conversion Shares, and (iii) the 20,000 Open Market Shares, for a total of 1,889,161 shares of Common Stock (assuming the conversion of all Holdings II Preferred Shares).

                  (c) Other than the transactions consummated at the Closing, there have been no transactions in the Common Stock by the Reporting Persons or, to the best knowledge of the Reporting Persons, the Covered Persons, during the last sixty (60) days.

                  (d) As discussed in Item 4 above, Birmingham Steel and Midwest Holdings agreed to pay to Ivaco any dividends on the Holdings II Preferred Shares which Birmingham Steel, Midwest Holdings or any of their affiliates may receive on or after the date of the Purchase Agreement which relate to the Period.

                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  The rights and privileges of the Preferred Stock, including the terms of the conversion rights, are more fully set forth in the Certificate of Designations, Preferences, and Rights of Series A Preferred Stock of the Company (the "Certificate of Designations"), a copy of which is attached hereto as Exhibit C and incorporated herein by reference.

                  At the Closing, Birmingham Steel also took an assignment of certain demand registration rights attaching to the Holdings II Preferred Shares (and the Holdings II Conversion Shares) under that certain Registration Rights Agreement dated as of July 30, 1996 between Ivaco, the Company and certain other purchasers specified therein (the "Registration Rights Agreement"). These registration rights are more fully described in the

                                  SCHEDULE 13D
================================================================================
CUSIP No.:  505606 10 3                                            Page 12 of 13
================================================================================


                  Registration Rights Agreement, a copy of which is attached hereto as Exhibit D and incorporated herein by reference.

                  Except as contemplated by the Purchase Agreement, the Proxy, the Certificate of Designations and the Registration Rights Agreement, there are no contracts, understandings or relationships (legal or otherwise) among the persons named in
                  Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming any persons listed in Item 2 hereof.

Item 7.  Material to be Filed as Exhibits.

                  Exhibit A         Purchase Agreement (including Proxy).

                  Exhibit B         Press Release, dated September 26, 1997.

                  Exhibit C         Certificate of Designations.

                  Exhibit D         Registration Rights Agreement.

                                  SCHEDULE 13D
================================================================================
CUSIP No.:  505606 10 3                                            Page 13 of 13
================================================================================



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 October 6, 1997 (Date)

                                                 BIRMINGHAM STEEL CORPORATION


                                                 By:/s/William R. Lucas, Jr.
                                                      William R. Lucas, Jr.
                                                 Its: Executive Vice President -
                                                      Administration and General
                                                      Counsel

                                                 MIDWEST HOLDINGS, INC.


                                                 By:/s/William R. Lucas, Jr.
                                                      William R. Lucas, Jr.
                                                 Its: Executive Vice President -
                                                      Administration and General
                                                      Counsel

                                                 LCL HOLDINGS II, LLC


                                                 By:/s/William R. Lucas, Jr.
                                                      William R. Lucas, Jr.
                                                 Its: Manager

                             Joint Filing Agreement


         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $.01 per share, of Laclede Steel Company, a Delaware corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings; provided that, as contemplated by Section 13d-1(f)(l)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.



                                                 BIRMINGHAM STEEL CORPORATION


                                                 By:/s/William R. Lucas, Jr.
                                                      William R. Lucas, Jr.
                                                 Its: Executive Vice President -
                                                      Administration and General
                                                      Counsel

                                                 MIDWEST HOLDINGS, INC.


                                                 By:/s/William R. Lucas, Jr.
                                                      William R. Lucas, Jr.
                                                 Its: Executive Vice President -
                                                      Administration and General
                                                      Counsel

                                                 LCL HOLDINGS II, LLC


                                                 By:/s/William R. Lucas, Jr.
                                                      William R. Lucas, Jr.
                                                 Its: Manager

                                   SCHEDULE A

Birmingham Steel Corporation Directors:
Name                        Residence or Business Address                 Principal Employment
                                                                          and Address of Employer*

William J. Cabaniss, Jr.    Precision Grinding, Inc.                      President of Precision  Grinding,  Inc., a
                            2101 Wenonah Oxmoor Road                      metal machining company serving metal machining
                            Birmingham, Alabama 35211                     industries in the Southeast, since 1971.


C. Stephen Clegg            Globe Building Materials, Inc.                Chairman of the Board and Chief Executive
                            500 Northwestern Avenue, Suite 212            Officer of Globe Building Materials, Inc.,
                            Lake Forest, Illinois 60045                   Midwest Spring Manufacturing Company,
                                                                          and Diamond Home Services.


E. Mandell de Windt         36 Riverview Road                             Retired; Former Chairman of the Board of
                            Hobe Sound, Florida 33455                     Birmingham Steel.


Robert A. Garvey            Birmingham Steel Corporation                  Chairman of the Board and Chief Executive
                            1000 Urban Center Parkway, Suite 300          Officer of Birmingham Steel.
                            Birmingham, Alabama 35242


Harry Holiday, Jr.          1 Sandpiper Drive                             Retired; Former Chairman of the Board and
                            Village of Golf, Florida 33436                Chief Executive Officer of ARMCO, Inc.


E. Bradley Jones            3881-2 Lander Road                            Retired; Former Chairman of the Board and
                            Chegrin Falls, Ohio 44022                     Chief Executive Officer of LTV Steel Company.


Reginald H. Jones           742 Lake Avenue                               Retired; Former Chairman of the Board and
                            Greenwich, Connecticut 06830                  Chief Executive Officer of General Electric
                                                                          Company.

Robert D. Kennedy           2061 Ponus Ridge Road                         Retired; Former Chairman of the Board and
                            New Canaan, Connecticut 06840                 Chief Executive Officer of Union Carbide
                                                                          Corporation.


George A. Stinson           Hunting Country Road, P.O. Box 670            Retired; Former Chairman of the Board and
                            Tryon, North Carolina 28782                   Chief Executive Officer of National Steel
                                                                          Corporation.


T. Evans Wyckoff            1001 Logan Bldg.                              President of Wyco Corporation, private
                            Seattle, Washington 98101                     investment company.



* Each person named above who is not retired has given his business address, which is the same as the address of the employer indicated.



Birmingham Steel Corporation Executive Officers who are not also Directors:
                                                                          Principal Employment
Name                        Business Address                              and Address of Employer

Joseph Alvarado             Birmingham Steel Corporation                  Executive Vice President - Commercial of
                            1000 Urban Center Parkway, Suite 300          Birmingham Steel
                            Birmingham, Alabama 35242


William R. Lucas, Jr.       Birmingham Steel Corporation                  Executive Vice President - Administration
                            1000 Urban Center Parkway, Suite 300          and General Counsel of Birmingham Steel
                            Birmingham, Alabama 35242


Frederick J. Rocchio        Birmingham Steel Corporation                  Executive Vice President - Development and
                            1000 Urban Center Parkway, Suite 300          Technology of Birmingham Steel
                            Birmingham, Alabama 35242


Jack R. Wheeler             Birmingham Steel Corporation                  Vice President - Plant Operations of
                            1000 Urban Center Parkway, Suite 300          Birmingham Steel
                            Birmingham, Alabama 35242


Midwest Holdings, Inc. Directors and Executive Officers:
                                                                          Principal Employment
Name                        Business Address                              and Address of Employer

Robert A. Garvey            Birmingham Steel Corporation                  Chairman of the Board and Chief Executive
                            1000 Urban Center Parkway, Suite 300          Officer of Birmingham Steel.
                            Birmingham, Alabama 35242


William R. Lucas, Jr.       Birmingham Steel Corporation                  Executive Vice President - Administration
                            1000 Urban Center Parkway, Suite 300          and General Counsel of Birmingham Steel.
                            Birmingham, Alabama 35242


Catherine W. Pecher         Birmingham Steel Corporation                  Vice President and Corporate Secretary of
                            1000 Urban Center Parkway, Suite 300          Birmingham Steel.
                            Birmingham, Alabama 35242




LCL Holdings II, LLC Manager:


                                                                          Principal Employment
Name                        Business Address                              and Address of Employer

William R. Lucas, Jr.       Birmingham Steel Corporation                  Executive Vice President - Administration
                            1000 Urban Center Parkway, Suite 300          and General Counsel of Birmingham Steel.
                            Birmingham, Alabama 35242



Beneficial Ownership of Common Stock. To the best knowledge of the Reporting Persons, the only Covered Person who beneficially owns any shares of Common Stock of the Company is Mr. Garvey, who beneficially owns approximately 250 shares, or less than 1%, of the currently outstanding Common Stock. Mr. Garvey possesses sole voting and sole investment, or dispositive, power with respect to all shares of Common Stock beneficially owned by him.

                                    EXHIBIT A

                               Purchase Agreement

                               PURCHASE AGREEMENT

         This Agreement is made as of September 26, 1997, by and among Ivaco Inc., a corporation organized under the Canada Business Corporations Act ("Ivaco"), LCL Holdings I, LLC, a Delaware limited liability company ("Holdings I "), Midwest Holdings, Inc., a Delaware corporation ("Purchaser"), and Birmingham Steel Corporation, a Delaware corporation ("BSC").

         WHEREAS, LCL Holdings II, LLC, a Delaware limited liability company ("Holdings II ), owns 1,009,325 shares of common stock, par value $0.01 per share (the "Laclede Common Stock"), of Laclede Steel Company, a Delaware corporation ("Laclede"), and 183,334 shares of Series A Preferred Stock, no par value (the "Laclede Preferred Stock"), of Laclede (the shares of Laclede Common Stock and Laclede Preferred Stock owned by Holdings II are collectively referred to as the "BSC Laclede Shares");

         WHEREAS, Holdings I owns 1,009,325 shares of Laclede Common Stock and 183,333 shares of Laclede Preferred Stock (the shares of Laclede Common Stock and Laclede Preferred Stock owned by Holdings I are collectively referred to as the "Ivaco Laclede Shares" and the Laclede Common Stock owned at any time by Ivaco, Holdings I or any other Affiliate (as such term is defined in the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of Ivaco (collectively, the "Ivaco Entities") and any Laclede Common Stock issued upon conversion of the Laclede Preferred Stock owned at any time by an Ivaco Entity are collectively referred to as the "Ivaco Laclede Common Shares");

         WHEREAS, Ivaco owns all of the membership interests of each of Holdings II (the "Holdings II Equity Interests") and Holdings I ;

         WHEREAS, Purchaser is a wholly-owned subsidiary of BSC;

         WHEREAS, Purchaser desires to purchase, and Ivaco desires to sell, the Holdings II Equity Interests on the terms and conditions set forth herein;

         WHEREAS, Holdings I, Ivaco, BSC and Purchaser desire to enter into an agreement, to be specifically enforceable, pursuant to which they agree to vote the Ivaco Laclede Common Shares as directed by Purchaser to the extent set forth herein;

         WHEREAS, Holdings I desires to enter into and grant the rights to Purchaser contained in the irrevocable proxy attached hereto as Exhibit A (the "Proxy"); and

         WHEREAS, the Board of Directors or Manager (as the case may be) of each of Holdings I, Ivaco, BSC and Purchaser has approved this transaction upon the terms, conditions and provisions hereinafter set forth.

         NOW, THEREFORE, in consideration of the premises and of the respective representations and warranties hereinafter set forth and the respective covenants and agreements contained in this Agreement and intending to be legally bound hereby, the parties hereto agree as follows:

         1. Purchase and Sale. Purchaser hereby purchases from Ivaco, and Ivaco hereby sells to Purchaser, the Holdings II Equity Interests for a purchase price of $14,953,288 (the "Purchase Price"). Simultaneously with the execution of this Agreement, the Purchase Price is being paid by Purchaser to Ivaco by [cashier's check].

         2. Voting Agreement. (a) Ivaco and Holdings I hereby agree to vote (the "Voting Agreement") any and all Ivaco Laclede Common Shares in accordance with the written directions of Purchaser on any matter submitted to the shareholders of Laclede until such time as Purchaser and its Affiliates beneficially own in the aggregate a number of shares of Laclede Common Stock less than the lesser of
(i) 1.3 million shares of Laclede Common Stock, (ii) the number of shares of Laclede Common Stock beneficially owned in the aggregate by the Ivaco Entities or (iii) if the U.S. generally accepted accounting principles ("GAAP") governing consolidation of subsidiaries is changed after the date hereof or if there is a revised interpretation by the Securities and Exchange Commission or otherwise applicable to BSC of existing U.S. GAAP governing consolidation of subsidiaries which, in either case, reduce the threshold number of shares of Laclede Common Stock that would require BSC to consolidate Laclede under GAAP (collectively, a "GAAP Modification"), the maximum number of shares of Laclede Common Stock that could be beneficially owned by the Purchaser and BSC in the aggregate that would not result in BSC being required to consolidate Laclede under U.S. GAAP. Notwithstanding the foregoing, the Voting Agreement shall not apply to transactions or matters in which BSC or any of its Affiliates has a direct or indirect interest (other than its interest as a stockholder of Laclede generally). In order to ensure the voting of the Ivaco Laclede Common Shares in accordance with this Agreement, simultaneously with the execution of this Agreement, Holdings I has executed the Proxy, granting to Purchaser the irrevocable right to vote or execute and deliver stockholders written consents, in respect of all of the Ivaco Laclede Common Shares. It is understood and agreed that such proxy is intended to be, and is, irrevocable and coupled with Purchaser's interest in Laclede and the BSC Laclede Shares and the voting authority contemplated to be exercised by Purchaser pursuant to this Agreement and is thereby irrevocable, subject to the terms of this Agreement. In the event that for any reason or under any circumstances, other than Purchaser's breach of a material provision of this Agreement or the expiration of the Proxy in accordance with its terms and the terms of this Agreement, the Proxy shall be held to be invalid, or the vote by Purchaser of the Ivaco Laclede Common Shares is challenged, then the applicable Ivaco Entity shall take any and all actions reasonably necessary in order for it to vote the Ivaco Laclede Common Shares, or execute written shareholders consents in lieu thereof, as directed in writing by Purchaser. The Voting Agreement shall not limit the ability of any Ivaco Entity to transfer any Ivaco Laclede Common Shares, it being understood that after any such transfer, the Voting Agreement and the Proxy shall be valid only with respect to the remaining Ivaco Laclede Common Shares then owned by such Ivaco Entity and its Affiliates. Purchaser shall not have the right until September 24, 1998, to cancel the Proxy and the Voting Agreement as to any and all of the Ivaco Laclede Common Shares (subject to the Proxy and the Voting Agreement expiring in accordance with the terms of this Agreement and the Proxy).

         (b) For purposes of determining beneficial ownership under this Agreement, (i) any shares of Laclede Preferred Stock beneficially owned by any person shall be deemed to be converted into Laclede Common Stock and (ii) beneficial ownership shall be determined in accordance with the provisions of Rule 13d-3 promulgated under the Exchange Act.

         3. Joint Representations and Warranties of BSC and Purchaser. BSC and Purchaser hereby jointly represent and warrant to Holdings I and Ivaco as follows:

         (a) Each of BSC and Purchaser is duly organized, validly existing and in good standing as a corporation under the laws of the State of Delaware.

         (b) Each of BSC and Purchaser has full power and authority to execute this Agreement and to perform its obligations hereunder. The execution, delivery and performance by BSC and Purchaser of this Agreement have been duly authorized by all requisite action on the part of BSC and Purchaser. This Agreement has been duly and validly executed and delivered by BSC and Purchaser and constitutes the valid and binding obligation of BSC and Purchaser enforceable against BSC and Purchaser in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

         (c) Other than as contemplated by this Agreement, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not (i) result in the breach of, conflict with, constitute a default under, or result in the termination or acceleration of (whether after the filing of notice or lapse of time or both), any agreement, instrument of indebtedness or other obligation to which BSC or Purchaser is a party or by which either of them is bound or to which any of their securities or assets is subject, or result in the creation of any lien, encumbrance or claim upon said securities or assets, (ii) violate any provision of BSC or Purchaser's constituting documents, or (iii) contravene or violate any law, rule or regulation or any order, writ, judgment, injunction or decree to which BSC or Purchaser is subject.

         (d) No consent, license, approval or authorization of any governmental body, authority, bureau or agency is required on the part of BSC, Purchaser or any of their Affiliates in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated herein.

         (e) Except for 20,000 shares of Laclede Common Stock, neither BSC, the Purchaser nor any of their Affiliates beneficially own any shares of Laclede Common Stock or Laclede Preferred Stock or any other securities of Laclede.

         (f) Purchaser and its Affiliates are and will remain in compliance with all laws and regulations applicable to the subject matter of this Agreement.

         4. Joint Representations and Warranties of Holdings I and Ivaco. Holdings I and Ivaco hereby jointly represent and warrant to BSC and Purchaser as follows:

         (a) Ivaco is a corporation duly organized, validly existing and in good standing under the laws of Canada. Each of Holdings II and Holdings I is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Holdings II and Holdings I has full power and authority to own, lease or otherwise hold its properties and assets and to carry on its business as presently conducted.

         (b) Each of Holdings I and Ivaco has full power and authority to execute this Agreement and, in the case of Holdings I, the Proxy and to perform its respective obligations hereunder and, in the case of Holdings I, under the Proxy. The execution, delivery and performance by Holdings I and Ivaco of this Agreement, and, in the case of Holdings I, the Proxy have been duly authorized by all requisite action on the part of Holdings I and Ivaco. This Agreement and, in the case of Holdings I, the Proxy have been duly and validly executed and delivered by Holdings I and Ivaco and constitute the valid and binding obligations of Holdings I and Ivaco, as applicable, enforceable against Holdings I and Ivaco in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

         (c) The total outstanding membership interests (or stock) of Holdings II consist of the Holdings II Equity Interests. Upon the transfer of the Holdings II Equity Interests to Purchaser as contemplated by this Agreement, Purchaser shall own full legal and equitable title to the Holdings II Equity Interests free and clear of any liens, adverse claims, pledges or encumbrances of any nature whatsoever (other than any such lien, claim, pledge or encumbrance created by Purchaser). Other than the Holding II Equity Interest owned by IVACO, no equity rights exist, nor have any equity rights ever existed, in Holdings II. Holdings II has no obligations, contracts or agreements with any party.

         (d) Other than as contemplated by the Proxy or this Agreement, the execution and delivery of the Proxy and this Agreement and the consummation of the transactions contemplated thereby and hereby will not (i) result in the breach of, conflict with, constitute a default under, or result in the termination or acceleration of (whether after the filing of notice or lapse of time or both), any agreement, instrument of indebtedness or other obligation to which Holdings II, Holdings I or Ivaco is a party or by which any of them is bound or to which any of their respective securities or assets is subject, or result in the creation of any lien, encumbrance or claim upon said securities or assets, (ii) violate any provision of Holdings II's, Holdings I's or Ivaco's constituting documents, or (iii) contravene or violate any law, rule or regulation or any order, writ, judgment, injunction or decree to which Holdings II, Holdings I or Ivaco is subject.

         (e) For United States federal income tax purposes, Holdings II has not elected under treasury regulation 301.7701-3 to be classified as a corporation. Holdings II has not owned any assets other than the BSC Laclede Shares.

         (f) No consent, license, approval or authorization of any governmental body, authority, bureau or agency, is required on the part of Ivaco, Holding I or any of their Affiliates in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated herein.

         (g) Except as disclosed in the preamble to this Agreement, neither Ivaco nor its Affiliates beneficially own any shares of Laclede Common Stock or Laclede Preferred Stock or any other securities of Laclede.

         (h) Ivaco and its Affiliates are and will remain in compliance with all laws and regulations applicable to the subject matter of this Agreement.

         (i) Holdings II does not have, and has never had, any liabilities or obligations except as imposed upon Holdings II solely by law or as contemplated by this Agreement. Holdings II (i) owns full legal and equitable title to the BSC Laclede Shares free and clear of any and all liens, adverse claims, pledges or encumbrances of any kind whatsoever and (ii) does not have, and has never had, any assets other than the BSC Laclede Shares.

         (j) The Proxy effectively transfers to Purchaser all of the voting rights of the Ivaco Laclede Common Shares to the extent contemplated by the terms of the Proxy.

         (k) Since October 1, 1996, Ivaco has not received any non-public information concerning Laclede which, if such information had been made public prior to the date hereof, would reasonably be expected to have a material adverse effect on the present market price of the Laclede Common Stock; provided that BSC and Purchaser acknowledge that (i) they are fully aware of the present situation between Laclede and its labor union with respect to the contract that is scheduled to expire on September 30, 1997 and acknowledge that a labor strike or other work stoppage is a possibility when such contract expires and that any such strike or work stoppage could have a material adverse effect on Laclede, and (ii) this representation shall have no further force or effect on and after December 31, 1998. For purposes of this representation, the term "public" shall refer to information that (i) is publicly available, (ii) has been made
available  to  securities   analysts,   (iii)  is  information   that  a  person
sophisticated in the businesses in which Laclede operates would reasonably be expected to know or (iv) is information in respect of which BSC has actual knowledge.

         5. Covenants of Ivaco and Holdings I. (a) Ivaco and Holdings I covenant and agree with Purchaser that the Proxy will be and remain irrevocable until the Proxy terminates in accordance with its terms.

         (b) Ivaco agrees that no Ivaco Entity shall transfer all or any portion of its respective ownership interest in Holdings I or the Ivaco Laclede Shares (in each instance, the "Interest") except in accordance with the terms of this
Section 5(b). Any transfer or purported transfer of such Interest not made in accordance with this Section shall be null and void. For this purpose, the term "transfer" shall be deemed to refer to a transaction by which an Ivaco Entity transfers, in whole or in part, its Interest (other than the right solely to receive distributions) to any other person (other than any Affiliate of Ivaco, in which case Ivaco and such Affiliate transferee shall give Purchaser notice of such transfer within three days thereafter and such Affiliate transferee, as a part of such transfer, shall agree to be bound by all the terms and conditions of this Agreement relating to the Interest). The term transfer includes a sale, assignment, exchange or other disposition. An Ivaco Entity shall have the right to transfer its respective Interest in accordance with the following provisions:

         (I) Until September 24, 1998, no Ivaco Entity shall transfer all or any portion of its Interest (other than to an Affiliate).

         (II) Commencing on September 24, 1998, and through September 23, 2002, in the event that an Ivaco Entity receives a bonafide written offer (an "Offer") to purchase its Interest from such third party, the Ivaco Entity shall provide Purchaser with a copy of such offer. If the Ivaco Entity desires to sell any Ivaco Laclede Shares on any securities market on which the Laclede Common Stock is then traded (an "Open Market Sale"), the Ivaco Entity shall give Purchaser written notice (an "Open Market Notice") of such intent. Purchaser shall have three (3) business days from the receipt of such Offer or intent to sell in an Open Market Sale to give notice to the Ivaco Entity, (i) waiving its right to purchase the Interest and consenting to such transfer or (ii) electing (the "Election") to purchase the Interest of the Ivaco Entity, in the case of an Offer, upon the terms set forth in such Offer or, in the case of an intent to sell in an Open Market Sale, at the closing market price of Laclede Common Stock on the day prior to the date of the Open Market Notice. Notwithstanding anything in this provision to the contrary, Purchaser shall not have the right to exercise the Election to the extent that, upon acquisition of the Interest subject to the Election, Purchaser, BSC and their Affiliates would beneficially own in the aggregate on a fully diluted basis more than 49% of the outstanding shares of Laclede Common Stock. A notice of an Election shall set forth the time, place and date not less than three (3) business days and not more than five (5) business days thereafter for the closing of such purchase. If Purchaser does not give the Ivaco Entity notice in a timely fashion either giving its consent to such transfer or electing to purchase the Interest, or fails to consummate timely such purchase in accordance with this Section, the Ivaco Entity shall have the right, in the case of an Offer, to consummate a transfer of its Interest to such third party named in and upon terms no less favorable than those contained in the Offer or, in the case of an intent to sell in an Open Market Sale, to sell the Ivaco Laclede Shares in an Open Market Sale and Purchaser shall be deemed to have consented in writing to any such transaction. Notwithstanding the above, to the extent Purchaser is required to comply with the notification provisions of the Hart-Scott-Rodino Anti-trust Improvements Act of 1976, as amended (the "HSR Act"), in connection with the purchase of any of the Interests, the closing of the purchase in respect of the portion of such Interest for which such notification is required shall be postponed until the day on which all applicable waiting periods under the HSR Act has expired (or early termination has been granted); provided, however, that if such waiting periods have not expired by the 90th day after Purchaser has received written notice of an Offer or an intent to sell in an Open Market Sale, the applicable Ivaco Entity shall thereafter be free to sell all or any portion of the Interest subject to such notice without restriction.

         (III) After September 23, 2002, the Ivaco Entities shall be free to sell all or any portion of their Interests without restriction. Each of the parties hereto agree that any violation of the rights provided in this Section 5 cannot be compensated for by damages and Purchaser shall have the right to obtain specific performance of such rights in any court of competent jurisdiction in the event of any such violation thereof. For purposes of this Agreement, a business day shall mean a day other than a Saturday, Sunday or other day on which commercial banks in Montreal, Canada or Birmingham, Alabama are authorized or required by law to close.

         (c) As soon as practicable after the date of this Agreement, pursuant to Section 11 of the Registration Rights Agreement (the "Registration Rights Agreement"), dated July 30, 1996, between Laclede, Ivaco and certain other purchasers specified therein, Ivaco shall furnish to Laclede in writing the name and address of Holdings II in order to assign the Registration Rights (as defined in the Registration Rights Agreement) attaching to the Laclede Preferred Stock owned by Holdings II. Ivaco or Holdings I shall take similar action in the event any additional shares of Laclede Preferred Stock are transferred to the Purchaser pursuant to Section 5(b)(II) hereof. Purchaser understands that in order to complete any such assignment, it needs to cause Holdings II or any other transferee of the Laclede Preferred Stock to execute and agree to be bound by the Registration Rights Agreement and to furnish a counterpart of such executed Registration Rights Agreement to Laclede and to comply with the other provisions of Section 11 of the Registration Rights Agreement.

         6. Covenants of Purchaser. (a) Each of BSC and Purchaser covenants and agrees with Ivaco that, so long as Ivaco or any of its Affiliates beneficially own in the aggregate at least 10% of the outstanding shares of Laclede Common Stock (with all Laclede Preferred Stock being deemed converted into Laclede Common Stock), (i) it will not acquire any shares of capital stock of Laclede
(x) directly from Laclede or any Affiliate thereof (other than BSC, Purchaser or any of their subsidiaries) unless Ivaco is provided the right to purchase its pro rata percentage of such capital stock (based upon the Laclede Common Stock beneficially owned by Purchaser and Ivaco and their Affiliates) upon the same terms and conditions as applies to BSC or Purchaser's acquisition of such capital stock or (y) from any third party (including purchases on the securities markets on which the Laclede Common Stock is then traded) unless, at the time of such acquisition, Holdings I (or, if Holdings I no longer owns any Ivaco Laclede Shares, Ivaco or any Affiliate thereof then owning any Ivaco Laclede Shares) is given the right, exercisable within three (3) business days after written notice of such acquisition by BSC or Purchaser is received, to sell an equal number of shares of Laclede Common Stock to BSC or Purchaser at the same purchase price paid to such third party (or, if such purchase price was not paid in cash, the cash equivalent of such purchase price); it being understood that to the extent neither Holdings I, Ivaco nor any Affiliate beneficially owns any Laclede Common Stock, such right shall apply to any Laclede Preferred Stock beneficially owned by them as if such shares of Laclede Preferred Stock were converted into Laclede Common Stock and (ii) it will not cause any directors elected to the Board of Directors of Laclede at its designation to take any action (or omit to take any action), and it will not exercise the Proxy or the Voting Agreement to take any action (or omit to take any action), that would discriminate against the interests of Ivaco as a stockholder of Laclede (it being understood that this provision does not apply to any action (or omission to take any action) that would have the same effect on all stockholders generally, including BSC and Purchaser); provided, however, the provisions of (i) above shall not be applicable on and after September 23, 2002 and the provisions of (ii) above shall not be applicable on and after the expiration of the Proxy and the Voting Agreement. Each of the parties hereto agree that any violation of the rights provided in this Section cannot be compensated for by damages and Ivaco shall share the right to obtain specific performance of such rights in any court of competent jurisdiction in the event of such violation thereof.

         (b) BSC and Purchaser covenants and agrees with Ivaco to pay to Ivaco any dividends on the Laclede Preferred Stock which BSC, Purchaser or any of their Affiliates may receive on or after the date hereof which relate to the period from the date of original issuance by Laclede of the Laclede Preferred Stock (i.e., July 30, 1996) until September 26, 1997 (the "Period"). For purposes of this Section 6(b), all dividends paid on the Laclede Preferred Stock shall be first applied to unpaid dividends with respect to the Period.

         7. (a) Indemnification by Ivaco and Holdings I. Ivaco will indemnify and hold harmless BSC, Purchaser and their respective officers, directors and Affiliates from and against any and all claims, liabilities, losses, damages, costs and expenses, including reasonable counsel fees (collectively "Losses") arising out of or relating to any breach by Holdings I or Ivaco of any representation, warranty or covenant made by Holdings I or Ivaco in this Agreement.

         (b) Indemnification by the Purchaser. BSC and Purchaser will indemnify and hold harmless Holdings I , Ivaco and their respective officers, directors, managers and Affiliates from and against any Loss arising out of or related to any breach by BSC or Purchaser of any representation, warranty or covenant made by BSC or Purchaser in this Agreement.

         (c) Procedure for Indemnification. As soon as possible after receipt by an indemnified party hereunder of written notice of the commencement of any action or the presentation or other assertion of any claim with respect to which a claim for indemnification may be made pursuant to this Section7, such indemnified party will, if a claim in respect thereof is to be made against an indemnified party, notify the indemnifying party in writing of the commencement thereof, but the omission so to notify the indemnifying party shall not relieve it from any liability which it may otherwise have to such indemnified party except to the extent the indemnifying party is prejudiced thereby. In case any such action shall be brought against any indemnified party, and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate therein, and, to the extent that it wishes, jointly with any other similarly notified indemnifying party, to assume the defense thereof with counsel reasonably satisfactory to the indemnified party, and, after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to the indemnified party under this Section7 (c) for any legal expenses of other counsel or any other expenses, in each case subsequently incurred by such indemnified party, in connection with the defense thereof; provided that all of the indemnified parties as a group shall have the right to employ one separate counsel if, in their reasonable judgment, a conflict of interest between the indemnified parties and the indemnifying party exists in respect of such claim, and in that event the reasonable fees and expenses of such separate counsel shall be paid by the indemnifying party.

         8. Modification, etc., This Agreement may not be waived, modified, discharged or terminated except by a written instrument duly executed by each party.

         9. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors.

         10. Cooperation. From time to time, as and when reasonably requested by any party hereto, the other parties shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as the requesting party may reasonably deem necessary or desirable to consummate the transactions contemplated by this Agreement.

         11. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to a contract executed and performed in such state without giving effect to the conflicts of laws principles thereof.

         12. Interpretation. The descriptive headings of the several paragraphs and sections of this Agreement are inserted for convenient only and do not constitute a part of this Agreement. Words in the singular include the plural and vice versa; masculine pronouns include feminine and neuter versions thereof.

         13. Counterparts. This Agreement may be executed with counterpart signature pages or in two or more counterparts, each of which shall be deemed an original.

         14. Notices. Any notices, requests, waivers or other communications required or permitted under this Agreement shall be sufficiently given if in writing and shall be deemed to have been given or made (i) when delivered by hand, (ii) three business days after being deposited in the mail, by registered or certified mail, postage prepaid, return receipt requested, (iii) one business day after being deposited with an overnight courier service (guaranteeing next day delivery) or (ii) when sent by telecopy (confirmation of receipt received), in each case addressed as follows:

If to Purchaser or BSC, to:
         Birmingham Steel Corporation
         1000 Urban Center Drive
         Suite 300
         Birmingham, Alabama 35242
         Attn: William R. Lucas, Jr., Esq.
         Telecopy number: (205) 970-1353

If to Holdings I
 or Ivaco to:

         c/o Ivaco, Inc.
         Place Mercantile
         770 Rue Sherbrooke Ouest
         Montreal (Quebec) Canada H3A 1G1
         Attn:  Guy-Paul Massicotte, Esq.
         Telecopy number: (514) 288-2669

         15. Entire Agreement. This Agreement, together with the Proxy, is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, warranties or undertakings with respect to such subject matter, other than those set forth or referred to herein and therein. This Agreement, together with the Proxy, supersedes all prior agreements and understandings between the parties with respect to the subject matter covered hereby and thereby. Nothing herein shall constitute the parties to this Agreement partners for any purpose. No party shall take any action (including, without limitation, any declaration for federal, state or local income tax purposes) inconsistent with the foregoing.

         16. Ivaco Consent to Jurisdiction. The parties agree (i) that any suit, proceeding or action brought by BSC or Purchaser in the United States to enforce Ivaco's obligations under this Agreement (the "Ivaco Obligations") will be brought only in the United States District Court for the Northern District of Georgia, and (ii) to be bound by any judgment entered by such court in a legal proceeding to enforce the Ivaco Obligations, subject to all applicable rights of appeal. Ivaco irrevocably (a) submits to the exclusive personal jurisdiction of the United States District Court for the Northern District of Georgia in any legal proceeding to enforce the Ivaco Obligations; (b) waives any objection that it may now or hereafter have to venue in any such court in any legal proceeding to enforce the Ivaco Obligations, or that such court is an inconvenient forum to conduct such legal proceeding; and (c) agrees to service of process in any such legal proceeding to enforce the Ivaco Obligations, solely by certified mail, return receipt requested, postage prepaid, to Ivaco at its address for notice pursuant to Section 14, and in the manner specified hereunder; provided, however, that notwithstanding the foregoing and anything to the contrary set forth herein, BSC and Purchaser agree that neither the negotiation, nor the execution, nor the delivery nor the performance of this Agreement by Ivaco nor the limited consent to jurisdiction set forth in this Section 16 shall be interpreted as, and is not, a submission to the jurisdiction of any federal or state court in the United States by Ivaco for any purpose other than as expressly set forth in this Section 16.

         17. Publicity. Ivaco and BSC and their respective Affiliates will consult with the other parties hereto with respect to any initial disclosure of the matters contemplated by this Agreement. The preceding sentence shall not apply to any disclosure required to be made by law or the regulations of any stock exchange(s) as reasonably determined by counsel to the party determining that such disclosure is required, except that such party, whenever practicable, shall be required to consult with the other parties concerning the timing and content of such disclosure before it is made. Until September 23, 2002, Ivaco and BSC and their respective Affiliates will provide the other parties with copies of all press releases relating to their holdings in Laclede, and copies of any Schedule 13D and amendments thereto filed by such party under the Exchange Act.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.


BIRMINGHAM STEEL CORPORATION                    LCL Holdings I, LLC



By: /s/  William R. Lucas, Jr.                  By: /s/ Jeffrey Bagner
Name:    William R. Lucas, Jr.                      Jeffrey Bagner, its Manager
Title:   Executive Vice-President


Midwest Holdings, Inc.                          IVACO INC.

By: /s/  William R. Lucas, Jr.                  By: /s/ Paul Ivanier
Name:    William R. Lucas, Jr.                  Name:    Paul Ivanier
Title:   Executive Vice-President               Title:   President & CEO

                                     EXHIBIT A

                                      PROXY

         KNOW ALL MEN BY THESE PRESENT, that LCL Holdings I, LLC, a Delaware limited liability company (the "Grantor"), and the owner of 1,009,325 shares of common stock, par value $0.01 per share (the "Laclede Common Stock"), of Laclede Steel Company, a Delaware corporation ("Laclede"), and 183,333 shares of Series A Preferred Stock, no par value (the "Laclede Preferred Stock"), of Laclede, does hereby make, constitute and appoint Midwest Holdings, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Birmingham Steel Corporation, a Delaware corporation ("Birmingham"), with full power of substitution, the true and lawful attorney and proxy of the Grantor for and in its name, place and stead to attend all meetings of the stockholders of Laclede, and to vote all of said 1,009,325 shares of Laclede Common Stock, any shares of Laclede Common Stock issued to it upon conversion of said 183,333 shares of the Laclede Preferred Stock and any other shares of Laclede Common Stock hereinafter acquired by Grantor (collectively, the "Shares") at any and all meetings of the stockholders of Laclede (or any adjournments thereof), or in any written consent solicitation or similar situation in which the voting rights associated with the Shares may be exercised, with respect to every matter upon which a vote is taken or consent solicited, except with respect to transactions or matters in which Birmingham or any of its Affiliates has a direct or indirect interest (other than its interest as a stockholder of Laclede generally). The term "Affiliates" shall have the meaning as set forth in the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         The Grantor hereby affirms and agrees that this Proxy is given in connection with that certain Purchase Agreement by and among the Grantor, Ivaco Inc., a corporation organized under the laws of Canada, ("Ivaco"), Purchaser and Birmingham, dated as of September 26, 1997, relating to the purchase by Purchaser of all of outstanding equity interests in LCL Holdings II LLC, a Delaware limited liability company, and that this Proxy is coupled with an interest in Laclede and is irrevocable until its expiration as hereinafter provided, and hereby ratifies and confirms all that the said Proxy may lawfully do or cause to be done by virtue hereof.

         The Grantor further agrees to execute and deliver at any time any additional instruments necessary or convenient to evidence or effectuate the voting arrangements provided for in this Proxy.

         This Proxy has no fixed term (and, accordingly, for purposes of Section 215(b) of the Delaware General Corporation Law, this Proxy shall have a term greater than three years); provided, however, that this Proxy shall expire and be of no further force and effect from and after such time as Birmingham, Purchaser and their Affiliates beneficially own in the aggregate a number of shares of Laclede Common Stock less than the lesser of (i) 1.3 million shares of Laclede Common Stock, (ii) the number of shares of Laclede Common Stock beneficially owned in the aggregate by Grantor, Ivaco and their Affiliates or
(iii) if the U.S. generally accepted accounting principles ("GAAP") governing consolidated of subsidiaries is changed after the date hereof or if there is a revised interpretation by the Securities and Exchange Commission or otherwise applicable to BSC of existing U.S. GAAP governing consolidation of subsidiaries which, in either case, reduces the threshold number of shares of Laclede Common Stock that would require BSC to consolidate Laclede under GAAP, the maximum number of shares of Laclede Common Stock that could be beneficially owned by the Purchaser, BSC and their Affiliates in the aggregate that would not result in BSC being required to consolidate Laclede under GAAP. Notwithstanding the foregoing, this Proxy shall not apply to transactions or matters in which BSC or any of its Affiliates has a direct or indirect interest (other than its interest as a stockholder of Laclede generally). For purposes of this Proxy, (i) in computing beneficial ownership any shares of Laclede Preferred Stock beneficially owned by any person shall be deemed to be converted into Laclede Common Stock and (ii) beneficial ownership shall be determined in accordance with the provisions of Rule 13d-3 promulgated under the Exchange Act.

         This Proxy shall not limit the Grantor's ability to transfer or sell any Shares, it being understood that after any such transfer or sale, this Proxy shall be valid only with respect to the remaining Shares then owned by the Grantor.

         IN WITNESS WHEREOF, the Grantor has caused this Proxy to be executed by its duly authorized representative this 26th day of September, 1997.


                                                     LCL Holdings I, LLC

                                                     By:/s/ Jeffrey Bagner
                                                        Jeffrey Bagner, its
                                                        Manager

                                    EXHIBIT B

                     Press Release, dated September 26, 1997

Friday September 26 4:15 PM EDT

Company Press Release

BIRMINGHAM STEEL CORPORATION ANNOUNCES INVESTMENT
IN LACLEDE

BIRMINGHAM, Ala.--(BUSINESS WIRE)--Sept. 26, 1997--Birmingham Steel Corporation (NYSE:BIR) today announced that it had purchased approximately 24.9% of the outstanding common shares and approximately 44.0% of the non-voting convertible preferred shares of Laclede Steel Company. The Company also stated that it had acquired certain rights relating to other common and preferred shares which, combined with its other holdings of Laclede shares, entitle Birmingham Steel to vote 50.3% of the outstanding voting shares of Laclede.

Laclede, headquartered in St. Louis, Missouri, is a manufacturer of carbon and alloy steel products, including pipe products, hot rolled products, wire products and welded chain. Laclede operates facilities located in Illinois, Indiana, Missouri, Pennsylvania, Tennessee and Oregon. Laclede's revenues for the year ended December 31, 1996, were $335 million. The common stock of Laclede is traded on the Nasdaq National Market under the symbol "LCLD."

Birmingham Steel announced that 1,009,325 outstanding common shares and 183,334 convertible non-voting preferred shares of Laclede had been purchased from IVACO, Inc. for $14.9 million through a Birmingham Steel subsidiary. In conjunction with the purchase of these shares, the Company obtained certain rights which give Birmingham Steel voting control of a majority of the outstanding shares of Laclede.

Robert A. Garvey, Chairman and Chief Executive Officer of Birmingham Steel, commented, "We believe this significant investment in Laclede Steel Company supports the strategic objectives of Birmingham Steel Corporation. Laclede's operations and products complement our current facilities and products. In addition, a relationship with Laclede provides Birmingham Steel with the opportunity to access new steel product markets. We also believe that both companies could benefit by working together to evaluate potential business opportunities which capitalize upon the strengths of each organization."

Garvey continued, "We have secured voting control of the common shares in order to influence decisions which will affect the long-term performance of the Laclede operations. Our goal is to realize substantial appreciation of our investment in Laclede, thereby improving the returns and value for all of Laclede's shareholders."

Birmingham Steel operates in the mini-mill sector of the steel industry and conducts operations at facilities located across the United States. The Company specializes in producing steel reinforcing bar, merchant products and SBQ (special bar quality) bar, rod and wire. The common stock of Birmingham Steel Corporation is traded on the New York Stock Exchange under the symbol "BIR."

Safe Harbor statement under the Private Securities Litigation Reform Act of 1995: With the exception of historical information, the matters discussed in this news release are forward-looking statements that involve risks and uncertainties including, but not limited to, economic conditions, market demand factors, unanticipated start-up expenses and financing considerations. For additional discussion, refer to the section on Risk Factors in the Company's most recently filed SEC form 10-Q.

                                    EXHIBIT C

                           Certificate of Designations


                          CERTIFICATE OF DESIGNATIONS,
                           PREFERENCES, AND RIGHTS OF
                               SERIES A PREFERRED
                         STOCK OF LACLEDE STEEL COMPANY.

                              --------------------


                     Pursuant to Section 151 of the General
                    Corporation Law of the State of Delaware

                              --------------------


                  We, the undersigned, (i) President and Chief Executive Officer and (ii) Vice President - Finance, Treasurer and Secretary, respectively, of Laclede Steel Company (the "Company"), a corporation organized and existing under the General Corporation Law of the State of Delaware (the "General Corporation Law"), in accordance with Sections 141(f) and 151(g) thereof, hereby certify that the Board of Directors of the Company, at a meeting duly convened and held on July 19, 1996, and by written consent dated July 30, 1996, pursuant to authority expressly vested in the Board of Directors by the Company's Certificate of Incorporation, adopted the following resolutions:

                  RESOLVED, that the Board of Directors of the Company (the "Board") hereby approves and authorizes the creation, issuance and sale, either in one or more public offerings or private placements, of up to One Million Sixty Four Thousand Thirty Six (1,064,036) shares of Series A Preferred Stock which shall be senior to all other classes of equity securities of the Company; and

                  RESOLVED FURTHER, that in connection with the issuance of the Series A Preferred Stock, the Board designates a committee (the "Committee") consisting of John B. McKinney, a director of the Company, to fix the designations and any of the preferences or rights ("Terms") of the shares of Series A Preferred Stock relating to dividends, redemption, dissolution, any distribution of assets of the Company or the conversion into, or the exchange of such shares for, shares of any other class or classes or any other series of the same or any other class or classes of stock of the Company or fix the number of shares of any series of stock or authorize the increase or decrease of the shares of any series; provided that the Committee shall fix the Terms of the Series A Preferred Stock as outlined at this meeting, with each share of Series A Preferred Stock (a) having no voting power, (b) having a dividend rate of 6% per annum, (c) to be recapitalized upon stockholder approval (the "Recapitalization") such that such shares would be convertible, at the option of the holders of such Series A Preferred Stock, into Common Stock of the

Company (with a conversion price equal to 80% of the closing price of the Company's Common Stock for the ten trading days prior to stockholder approval),
(d) having a dividend rate of 8% per annum if the Recapitalization is not approved by stockholders and (e) being redeemable if the Recapitalization is not approved by the stockholders; and

                  We, the undersigned, (i) President and Chief Executive Officer and (ii) Vice President - Finance, Treasurer and Secretary, respectively, of the Company, in accordance with Sections 141(f) and 151(g) of the General Corporation Law, hereby certify that the Committee, at a meeting duly convened and held on July 19, 1996, pursuant to authority expressly vested in the Committee by the Board of Directors, adopted the following resolution:

                  RESOLVED, that pursuant to the authority expressly granted to and vested in the Committee by the Board of Directors of the Company and the provisions of the Certificate of Incorporation of the Company, as amended, this Committee hereby creates and authorizes the issuance of a series of One Million Sixty-Four Thousand and Thirty-Six (1,064,036) shares of the Company's Series A Preferred Stock, no par value per share, and hereby fixes the designation, dividend rate, redemption provisions, voting powers, rights on liquidation or dissolution, and other preferences and relative, participating, optional or other special rights, and the qualifications, limitations, or restrictions thereof, as follows:

                  1.   Designation; Rank.

                  (A) The series of preferred stock of the Company, no par value per share (the "Preferred Stock"), created and authorized hereby shall be designated as the "Series A Preferred Stock" (the "Series A Preferred Stock"). The number of shares of Series A Preferred Stock shall be One Million Sixty-Four Thousand and Thirty-Six (1,064,036).

                  (B) The Series A Preferred Stock, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, shall rank senior to the Common Stock and to all other classes and series of equity securities of the Company. Except as contemplated in Section 4.B, no other classes or series of equity securities of the Company subsequently issued shall rank senior to or on a parity with the Series A Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the Company. The Series A Preferred Stock shall be junior to indebtedness issued from time to time, including debentures.

                  2.   Dividends and Distributions.

                  (A) Holders of shares of Series A Preferred Stock are entitled to receive, if, when and as declared by the Board of Directors of the Company out of assets of the Company legally available for payment, cumulative cash dividends, payable quarterly, at the rate of 6% per annum, or $0.90 per share per annum, from the date of issuance and for each quarterly dividend period thereafter. Dividends on the Series A Preferred Stock are payable quarterly in arrears to holders of record on the last day of March, June, September and December of each year to be paid on the 10th day thereafter; provided, however, that the first dividend will be payable to holders of record on December 31, 1996, prorated from the date of issuance, and there will be no dividend payable on September 30, 1996. Each such dividend is payable to holders of record as they appear on the books of the Company. Dividends on the Series A Preferred Stock are cumulative and accrue on a daily basis from the date of original issuance of the shares.

                  (B) The Company shall not declare or pay or set apart for payment any dividends or other distribution on any series of its preferred stock, or any other class of capital stock of the Company ranking, as to dividends or upon liquidation, dissolution or winding up, on a parity with or junior to the Series A Preferred Stock for any period (other than dividends payable in Common Stock or another stock ranking junior to the Series A Preferred Stock as to dividends and upon liquidation), unless full cumulative dividends have been paid or declared and a sum sufficient for payment thereof is set apart for payment for all dividends on the Series A Preferred Stock. When dividends are not paid in full upon the Series A Preferred Stock and any other series of preferred stock ranking on a parity therewith as to dividends with the Series A Preferred Stock, all dividends declared upon shares of Series A Preferred Stock and any other series of preferred stock ranking on a parity therewith as to dividends shall be declared pro rata so that the amount of dividends declared per share on the Series A Preferred Stock and such other series of preferred stock ranking on a parity therewith shall in all cases bear to each other the same ratio that the accrued dividends per share of the shares of Series A Preferred Stock and such other series of preferred stock bear to each other. No interest shall be payable in respect of any dividend payment on the Series A Preferred Stock in arrears. Unless full cumulative dividends on the Series A Preferred Stock have been paid for all past dividend payment periods or declared and set apart for payment, no Common Stock or any other stock of the Company ranking junior to or on a parity with the Series A Preferred Stock can be redeemed, purchased, retired or otherwise acquired for consideration by the Company, except by conversion into or exchange for stock of the Company ranking junior to the Series A Preferred Stock as to dividends and upon liquidation, dissolution or winding up.

                  (C) The Company shall not permit any subsidiary of the Company to purchase or otherwise acquire for consideration any shares of stock of the Company unless the Company could, under paragraph (B) of this Section 2, purchase or otherwise acquire such shares at such time and in such manner.

                  3. Optional Redemption. Subject to the approval by the Company's stockholders of the Recapitalization as set forth in Section 11 hereof:

                  (A) (i) After September 15, 2005, the Company may, at its sole option, redeem any or all of the outstanding shares of Series A Preferred Stock, at a cash redemption price per share of $15.00, plus accrued and unpaid dividends (whether or not earned or declared) thereon (the "Redemption Price"), subject to the Common Stock having a Current Average Closing Price equal to at least 200% of the Initial Average Closing Price. The term "Current Average Closing Price" shall mean the average closing price for 20 consecutive trading days prior to the date of notice of redemption on the principal national securities exchange on which the Common Stock is listed or if such stock is not then so listed, the closing price of the Common Stock as shown by the NASDAQ National Market System or, if no such closing price is available, at the average of the representative last bid and asked prices of such Common Stock in the over-the-counter market, as shown by the NASDAQ System Level 1 (or comparable system). The term "Initial Average Closing Price" shall mean the average closing price of the Common Stock on the NASDAQ National Market System for the ten trading days prior to the date on which the holders of shares of Common Stock of the Company approve and authorize the Recapitalization. At least two (2) business days prior to redemption, the Company shall deposit in escrow an amount sufficient to satisfy the redemption obligation.

                           (ii) In the event that full dividends on the Series A
Preferred Stock
have not been paid or declared and set apart for payment for all past dividend periods, the Series A Preferred Stock may not be redeemed by the Company.

                           (iii) The Company shall notify the holders of shares
of the Series A Preferred Stock to be redeemed, at their respective addresses as the same appear upon the books of the corporation, not less than thirty (30) or more than sixty (60) business days prior to the date fixed for redemption; provided, however, that no defect in the notice to a holder shall affect the ability of the Company to redeem the shares of Series A Preferred Stock pursuant to this Section 3.(A). Payment of the redemption price of the shares of Series A Preferred Stock redeemed shall be made at such place or places of redemption as shall be determined by the Board of Directors of the Company and shall be made against the surrender for cancellation of the certificates for the shares redeemed. The notice of redemption provided for herein shall be irrevocable.

                           (iv) If less than all of the outstanding shares of
the Series A Preferred Stock are to be redeemed pursuant to this Section 3.(A), the Company will select the shares redeemed pro rata, provided that only whole shares shall be selected for redemption.

                           (v)  If the notice of redemption shall have been made
as hereinbefore provided and if on or before the redemption date specified in such notice all funds necessary for such redemption shall have been set aside by the Company pursuant to this Section 3.(A) so as to be available for the benefit of the holders of the shares so called for such redemption, then from and after the date fixed for redemption the shares of Series A Preferred Stock so called for such redemption, notwithstanding that any certificate therefor shall not have been surrendered or cancelled, shall no longer be deemed outstanding, dividends thereon shall cease to accrue and all rights of the holders with respect to such shares (including, without limitation, the conversion rights provided for in Section 13) shall cease and terminate, except only the right of the holders thereof to receive upon surrender of the certificates therefor the amount payable upon redemption thereof, but without interest.

                  (B) The Company may not redeem any shares of Series A Preferred Stock prior to September 15, 2005. Except as set forth in Section 11(A), a holder of shares of Series A Preferred Stock has no right to cause the Company to redeem such shares.

                  4.   Voting Rights.

                  (A) The holders of the Series A Preferred Stock shall not, except as otherwise required by law or as set forth herein, have any right or power to vote on any matter or in any proceeding or to be represented on any matter or in any proceeding or to be represented at, or to receive notice of, any meeting of stockholders.

                  (B) Each holder of the Series A Preferred Stock shall be entitled to one vote for each share standing in his name on the transfer books of the Company as of the record date fixed for such purpose, on any matter as to which they shall be entitled to vote. Without the vote of the holders of at least two-thirds (2/3) of the number of shares of Series A Preferred Stock then outstanding, the Company shall not (i) amend, alter or repeal any of the preferences or rights of the holders of the Series A Preferred Stock so as to adversely affect such preferences and rights, or (ii) issue any shares of capital stock ranking senior to or on a parity with the Series A Preferred Stock with respect to the payment of dividends and the distribution of assets upon the liquidation, dissolution or winding-up of the Company.

                  5.   Liquidation Rights.

                  (A) In the event of any liquidation, dissolution or winding-up of the Company, the holders of the shares of the Series A Preferred Stock shall be entitled to receive out of the assets of the Company available for distribution to stockholders, before any distribution of assets is made to holders of Common Stock or any other stock of the Company ranking junior to the Series A Preferred Stock as to liquidation, dissolution or winding-up of the Company, distributions in an amount equal to $15.00 per share (the "Liquidation Preference"), plus an amount equal to the accrued and unpaid dividends thereon.

                  (B) If upon the voluntary or involuntary liquidation, dissolution or winding-up of the Company, the amounts available with respect to the Series A Preferred Stock and any other shares or series of capital stock of the Company (the "Liquidation Parity Shares") ranking as to any distribution upon the voluntary or involuntary liquidation, dissolution or winding-up of the Company on a parity with the Series A Preferred Stock are insufficient to pay in full the respective preferential amounts to which holders of shares of the Series A Preferred Stock and the Liquidation Parity Shares are entitled upon such liquidation, dissolution or winding-up, the holders of the Series A Preferred Stock and the Liquidation Parity Shares shall share ratably in any distribution of assets of the Company in proportion to the full respective preferential amounts to which they are entitled upon such liquidation, dissolution, or winding- up.

                  (C) Neither the consolidation of nor merging of the Company with or into any other corporation or corporations, nor the sale of all or substantially all of the assets of the Company shall be deemed to be a liquidation, dissolution or a winding-up of the Company within the meaning of any of the provisions of this Section 5.

                  6. "Common Stock" Defined. References to "Common Stock" in Sections other than Sections 12.(A) and 12.(B) hereof shall mean any stock of any class of the Company which has no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company and which is not subject to redemption by the Company. References to "Common Stock" in Sections 12.(A) and 12.(B) hereof shall include only shares of the class designated as Common Stock as of the date of the original issuance of shares of the Series A Preferred Stock, or shares of the Company of any class or classes resulting from any reclassification or reclassifications thereof and which have no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company and which are not subject to redemption by the Company; provided that if at any time there shall be more than one such resulting class, the shares of each such class then so issuable shall be substantially in the proportion which the total number of shares of such class resulting from such reclassification bears to the total number of shares of all classes resulting from all such reclassifications.

                  7. No Preemptive Rights. The holders of the Series A Preferred Stock shall not have any preemptive rights.

                  8. Holders. The term "holders" as used herein shall mean, in all cases, holders of record.

                  9. Extension of Time Periods. To the extent there are any time periods specified for action by the Company or the holders of Series A Preferred Stock, such time periods shall be extended to the extent required by applicable law, rule or regulatory requirement.

                  10. Reacquired Shares. Any shares of Series A Preferred Stock converted, redeemed, purchased or otherwise acquired by the Company in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall upon their cancellation, and upon the filing of an appropriate certificate with the Secretary of State of the State of Delaware, become authorized but unissued shares of Preferred Stock, no par value, of the Company subject to the conditions or restrictions on issuance set forth herein.

                  11.  Recapitalization of Shares of Series A Preferred Stock.

                  (A) If the requisite holders of shares of Common Stock of the Company do not approve and authorize, on or before October 31, 1996, (i) in order to comply with NASD requirements regarding stockholder approval, the terms and conditions of Section 12 hereof (whether at a stockholders meeting or by written consent or otherwise), (ii) an increase in the number of authorized shares of the Company's Common Stock from 5,000,000 to 25,000,000, and (iii) a reduction of the par value per share of Common Stock from $13.33 per share to $0.01 per share (collectively, the "Recapitalization"), then (1) the per annum dividend rate of the Series A Preferred Stock shall automatically be increased by 2% percent to 8% per annum, or $1.20 per share per annum, from January 1, 1997 and for each quarterly dividend period thereafter and (2) each holder of shares of Series A Preferred Stock shall automatically be granted the right to have the Company redeem all of its shares of Series A Preferred Stock upon 30 days prior notice to the Company at the Redemption Price.

                  (B) If the holders of shares of Common Stock of the Company approve and authorize, on or before December 31, 1996, the Recapitalization, each share of the Series A Preferred Stock owned by such holder shall, without any further action by the Company or such holder, be automatically recapitalized and, in addition to the designations, rights, qualifications, limitations and/or restrictions set forth above, the Series A Preferred Stock shall be subject to the additional terms set forth in Section 12 hereof.

                  (C) The term "Recapitalization Approval Date" shall mean the date on which the holders of shares of Common Stock of the Company approve and authorize the Recapitalization.

                  12.  Conversion into Common Stock.

                  (A) Upon the Recapitalization Approval Date, each share of Series A Preferred Stock shall be immediately convertible, at the option of the holders thereof, at the office of the Company or any transfer agent for the Series A Preferred Stock, into the number of shares of Common Stock determined by dividing 15 by the Conversion Price. The term "Conversion Price" shall mean 80 percent of the Initial Average Closing Price. The Conversion Price is subject to adjustment as provided in this Section 12. Upon the conversion of any shares of Series A Preferred Stock into shares of Common Stock, all declared, accrued but unpaid dividends on shares of converted Series A Preferred Stock shall be paid in cash by the Company to the holders of such converted Series A Preferred Stock, subject to adjustment as provided in this Section 12.

                  (B)  If the Company

                           (i)  pays a dividend or makes a distribution on its
outstanding shares of Common Stock, in shares of its Common Stock;

                           (ii) subdivides its outstanding shares (by
reclassification or otherwise) of Common Stock into a greater number of shares;

                           (iii) combines, consolidates, or reclassifies its
outstanding shares of Common Stock into a smaller number of shares; or

                           (iv) issues by reclassification of its Common Stock
any shares of its capital stock;

then the Conversion Price in effect immediately before such action shall be adjusted so that the holder of the Series A Preferred Stock thereafter exchanged will be entitled to receive, upon the exchange thereof, the number of shares of capital stock of the Company which he would have been entitled to receive immediately prior to such action if the Series A Preferred Stock had been exchanged immediately before the record date (or, if no record date, the effective date) for such action.

                  The adjustment shall become effective immediately after the close of business on the record date in the case of a dividend or distribution and immediately after the close of business on the effective date in the case of a subdivision, combination or reclassification.

                  If as a result of an adjustment, a holder of the Series A Preferred Stock upon exchange of the Series A Preferred Stock may receive shares of two or more classes of capital stock of the Company, the Company shall determine the allocation of the adjusted Conversion Price between the classes of capital stock. After such allocation, the Conversion Price of each class of capital stock shall thereafter be subject to adjustment on terms comparable to those applicable to Common Stock contained in this Section 12.

                  (C) Other than in situations provided for in Section 12(A), if the Company issues or sells (or in accordance with this Section 12 is deemed to have issued or sold) any shares of its Common Stock for a consideration per share less than the Conversion Price in effect immediately prior to the time of such issue or sale and/or the Company issues or sells (or in accordance with this Section 12 is deemed to have issued or sold) any shares of its Common Stock for a consideration per share less than the then current market price on the date of such issue or sale, then, forthwith upon such issue or sale, the Conversion Price shall be reduced to the lower of the prices (calculated to the nearest cent) determined as follows:

                           (I)  by dividing (i) an amount equal to the sum of
(a) the number of shares of Common Stock outstanding immediately prior to such issue or sale (including as outstanding all shares of Common Stock issuable upon exchange of the then outstanding shares of Series A Preferred Stock) multiplied by the then existing Conversion Price, and (b) the consideration, if any, received by the Company upon such issue or sale, by
(ii) the total number of shares of Common Stock outstanding immediately after such issue or sale (including as outstanding all shares of Common Stock issuable upon exchange of the then outstanding shares of Series A Preferred Stock); and

                           (II) by multiplying the Conversion Price in effect
immediately prior to the time of such issue or sale by a fraction, the numerator of which shall be the sum of (i) the number of shares of Common Stock outstanding immediately prior to such issue or sale (including as outstanding all shares of Common Stock issuable upon exchange of the then outstanding shares of Series A Preferred Stock) multiplied by the then current market price immediately prior to such issue or sale plus (ii) the consideration received by the Company upon such issue or sale, and the denominator of which shall be the product of (iii) the total number of shares of Common Stock outstanding immediately after such issue or sale (including as outstanding all shares of Common Stock issuable upon exchange of the then outstanding shares of Series A Preferred Stock), multiplied by (iv) the then current market price immediately prior to such issue or sale.

                  (D) If the  Company  in any  manner  grants,  issues  or sells
(whether directly or by assumption in a merger or otherwise) any rights to subscribe for or to purchase, or any options or warrants for the purchase of, Common Stock or any stock or securities convertible into or exchangeable for Common Stock (such rights or options or warrants being herein called "Options" and such convertible or exchangeable stock or securities being herein called "Convertible Securities") whether or not such Options or the right to convert or exchange any such Convertible Securities are immediately exercisable, and the price per share for which Common Stock is issuable upon the exercise of such Options or upon conversion or exchange of such Convertible Securities (determined by dividing (I) the total amount, if any, received or receivable by the Company as consideration for the granting, issuance or sale of such Options, plus the minimum aggregate amount of additional consideration payable to the Company upon the exercise of all such Options, plus, in the case of such Options which relate to Convertible Securities, the minimum aggregate amount of additional consideration, if any, payable upon the issue or sale of such Convertible Securities and upon the conversion or exchange thereof, by (II) the total maximum number of shares of Common Stock issuable upon the exercise of such Options or upon the conversion or exchange of all such Convertible Securities issuable upon the exercise of such Options) shall be less than the Conversion Price in effect immediately prior to the time of the granting, issuance or sale of such Options (or less than the then current market price per share of Common Stock, determined as of the date of granting, issuance or sale of such Options, as the case may be), then the total maximum number of shares of Common Stock issuable upon the exercise of such Options or upon conversion or exchange of the total maximum amount of such Convertible Securities issuable upon the exercise of such Options shall be deemed to have been issued for such price per share as of the date of granting, issuance or sale of such Options and thereafter shall be deemed to be outstanding. Except as otherwise provided in
Section 12(F), no adjustment of the Conversion Price shall be made upon the actual issue of such Common Stock or of such Convertible Securities upon exercise of such Options or upon the actual issue of such Common Stock upon conversion or exchange of such Convertible Securities.

                  (E) If the Company in any manner issues (whether directly or by assumption in a merger or otherwise) or sells any Convertible Securities, whether or not the rights to exchange or convert thereunder are immediately exercisable, and the price per share for which Common Stock is issuable upon such conversion or exchange (determined by dividing (I) the total amount received and receivable by the Company as consideration for the issue or sale of such Convertible Securities, plus the minimum aggregate amount of additional consideration, if any, payable to the Company upon the conversion or exchange thereof, by (II) the total maximum number of shares of Common Stock issuable upon the conversion or exchange of all such Convertible Securities) shall be less than the Conversion Price in effect immediately prior to the time of such issue or sale (or less than the then current market price, determined as of the date of such issue or sale of such Convertible Securities, as the case may be), then the total maximum number of shares of Common Stock issuable upon conversion or exchange of all such Convertible Securities shall be deemed to have been issued for such price per share as of the date of the issue or sale of such Convertible Securities and thereafter shall be deemed to be outstanding, provided that except as otherwise provided in Section 12(F) below, no adjustment of the Conversion Price shall be made upon the actual issue of such Common Stock upon conversion or exchange of such Convertible Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Option to purchase any such Convertible Securities for which adjustments of the Conversion Price have been or are to be made pursuant to other provisions of this Section 12, no further adjustment of the Conversion Price shall be made by reason of such issue or sale.

                  (F) Upon the happening of any of the following events, namely, if the purchase price provided for in any Option referred to in Section 12(D), the additional consideration, if any, payable upon the conversion or exchange of any Convertible Securities referred to in Section 12(D) or Section 12(E), or the rate at which any Convertible Securities referred to in Section 12(D) or Section 12(E) are convertible into or exchangeable for Common Stock shall change at any time (other than under or by reason of provisions designed to protect against dilution), the Conversion Price in effect at the time of such event shall forthwith be readjusted to the Conversion Price which would have been in effect at the time of such event had such Options or Convertible Securities remaining outstanding at the time of such event provided for such changed purchase price, additional consideration or conversion rate, as the case may be, at the time initially granted, issued or sold: and on the expiration of any such Option or the termination of any such right to convert or exchange such Convertible Securities, the Conversion Price then in effect hereunder shall forthwith be increased to the Conversion Price which would have been in effect at the time of such expiration or termination had such Option or Convertible Security, to the extent outstanding immediately prior to such expiration or termination, never been issued, and the Common Stock issuable thereunder shall no longer be deemed to be outstanding. If the purchase price provided for in any such Option referred to in Section 12(D) or the rate at which any Convertible Securities referred to in Section 12(D) or 12(E) are convertible into or exchangeable for Common Stock shall be reduced at any time under or by reason of provisions with respect thereto designed to protect against dilution, then in case of the delivery of Common Stock upon the exercise of any such Option or upon conversion or exchange of any such Convertible Security, the Conversion Price then in effect hereunder shall forthwith be adjusted to such respective amount as would have been obtained had such Option or Convertible Security never been issued as to such Common Stock and had adjustments been made upon the issuance of the shares of Common Stock delivered as aforesaid (provided that the current market price used in such determination shall be the current market price on the date of issue of such Option or Convertible Security), but only if as a result of such adjustment the Conversion Price then in effect hereunder is thereby reduced.

                  (G) Other than in situations provided for in Section 12(B), if the Company declares a dividend, or makes any other distribution, upon any stock of the Company payable in Common Stock, Options or Convertible Securities, any Common Stock, Options or Convertible Securities, as the case may be, issuable in payment of such dividend or distribution shall be deemed to have been issued or sold without consideration.

                  (H) If any shares of Common Stock, Options or Convertible Securities are issued or sold for cash, the consideration received therefor shall be deemed to be the amount received by the Company therefor, without deduction therefrom of any expenses incurred or any underwriting commissions or concessions paid or allowed by the Company in connection therewith. If any shares of Common Stock, Options or Convertible Securities shall be issued or sold for a consideration other than cash, the amount of the consideration other than cash received by the Company shall be deemed to be the fair value of such consideration as determined by the Board of Directors of the Company, without deduction of any expenses incurred or any underwriting commissions or concessions paid or allowed by the Company in connection therewith. In case any Options shall be issued in connection with the issue and sale of other securities of the Company, together comprising one integral transaction in which no specific consideration is allocated to such Options by the parties thereto, such Options shall be deemed to have been issued without consideration. In case any shares of Common Stock, Options or
Convertible Securities shall be issued in connection with any merger or consolidation in which the Company is the surviving corporation and the rights of the holders of Common Stock are not affected, the amount of consideration therefor shall be deemed to be the fair value as determined by the Board of Directors of the Company of such portion of the assets and business of the non-surviving corporation as such Board shall determine to be attributable to such Common Stock, Options or Convertible Securities, as the case may be.

                  (I) In case the Company shall take a record of the holders of its Common Stock for the purpose of entitling them (i) to receive a dividend or other distribution payable in Common Stock, Options or Convertible Securities, or (ii) to subscribe for or purchase Common Stock, Options or Convertible Securities, then such record date shall be deemed to be the date of the issue or sale of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

                  (J) The number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account or in the treasury of the Company, and the disposition of any such shares shall be considered an issue or sale of Common Stock for the purposes of this Section 12.

                  (K) In case of any consolidation or merger of the Company (other than a merger or consolidation in which the Company is the surviving corporation and the rights of the holders of Common Stock are not affected) or in the event of any sale of all or substantially all of the assets of the
Company, the holder of each share of the Series A Preferred Stock then outstanding shall have the right thereafter, subject to the terms and conditions of this Section 12, to exchange such share into the kind and amount of shares of stock and other securities and property receivable upon such consolidation, merger, or sale by a holder of the number of shares of Common Stock into which such share of Series A Preferred Stock would have been entitled to be exchanged into immediately prior to such consolidation, merger, or sale; and effective provision shall be made in the Certificate of Incorporation or Charter of the resulting or surviving corporation or otherwise so that the provisions set forth in this Section 12 shall thereafter be applicable, as nearly as practicable, to any such other shares of stock and other securities and property deliverable upon exchange of the Series A Preferred Stock remaining outstanding or other exchangeable or convertible preferred stock received by the holders in place thereof; and any such resulting or surviving corporation shall expressly assume the obligation to deliver, upon the exercise of the exchange privilege, such shares, securities or property as the holders of the Series A Preferred Stock remaining outstanding, or other exchangeable or convertible preferred stock received by the holders in place thereof, may be entitled to, and to make provisions for the protection of the exchange right as provided (unless such resulting or surviving corporation assumes such obligation). In case securities or property other than shares of Common Stock shall be issuable or deliverable upon exchange as aforesaid, then all reference in this Section (K) shall be deemed to apply, so far as appropriate and as nearly as practicable, to such other securities or property. The provisions of this Section (K) shall similarly apply to successive consolidations, mergers, or sales.

                  (L) For the purpose of any computation under this Section 12, the current market price per share of Common Stock at any date shall be deemed to be the average closing price of the Company's Common Stock for any 30 consecutive trading days within the 45 trading days immediately prior to the date in question. The closing price for each day shall be the last reported sale of Common Stock on the principal national securities exchange on which the Common Stock may be listed or if such stock is not then so listed, the closing price of the Common Stock as shown by the NASDAQ National Market System or, if no such closing price is available, at the average of the representative last bid and asked prices of such Common Stock in the over-the-counter market, as shown by the NASDAQ System Level 1 (or comparable system) or in the absence of any of the foregoing, the fair market value as determined by the Board of Directors (whose determination made in good faith shall be conclusive).

                  (M) The Company may at its option elect not to issue fractional shares of Common Stock upon any exchange, in which case, the Company shall pay in cash an amount equal to the current market price per share plus all accrued but unpaid dividends multiplied by such fractional interest. Any determination that the Company or the Board of Directors makes regarding fractional shares is conclusive.

                  (N)  (a)  Notwithstanding the provisions of this Section 12,

                                    (i)  no adjustment of the Conversion Price
shall be required for three years after the Recapitalization Approval Date unless such adjustment would require an increase or decrease of at least 1% in the Conversion Price then in effect, but in such case any adjustment that would otherwise be required then to be made shall be carried forward and shall be made at the time of and together with the next subsequent adjustment. All calculations under this Section 12 shall be made and rounded to the nearest one-hundredth of a share or the nearest one ten- millionth of a fraction in the case of the Conversion Price, as the case may be:

                                    (ii) no adjustment need be made for sales of
Common Stock pursuant to a plan for reinvestment of dividends or interest and no adjustment need be made for a change in the par value of the Common Stock;

                                    (iii) no adjustment need be made in
connection with the issuance of shares of Common Stock upon exchange of the Series A Preferred Stock;

                                    (iv) no adjustment need be made in
connection with the issuance of any rights or shares of Common Stock in connection with the Company's rights offering pursuant to which rights to purchase Series A Preferred Stock will be distributed to the Company's stockholders;

                                    (v)  no adjustment need be made by virtue of
the issue of any additional securities of the Company in accordance with the terms of such securities (by way of dividend or otherwise); and

                                    (vi) no adjustment need be made by virtue of
the exercise of presently outstanding employee stock options which are exercisable at a cash price per share equal to or greater than the then current market price per share of Common Stock at the date of issuance of such options.

                           (b)  The Board of Directors shall have the power to
resolve any ambiguity or correct any error in this Section 12 and its action in so doing, as evidenced by a Board resolution, shall be final and conclusive.

                           (c)  The certificate of any independent firm of
public accountants of recognized national standing selected by the Board of Directors shall be satisfactory evidence of the correctness of any computation made in this Section 12.

                  (O) Whenever there is an adjustment requiring a change in the Conversion Price, a statement signed by the Secretary of the Company describing specifically the event giving rise to such adjustment and stating the adjustment which shall be made to the Conversion Price shall be filed at the principal office of the Company. The statement so filed shall be open to inspection by any holder of record of shares of the Series A Preferred Stock. The Company shall at the time of filing any such statement mail notice to the same effect to holders of shares of the Series A Preferred Stock at their addresses appearing on the books of the Company or supplied by them to the Company for the purpose of notice. In addition, the Company shall include a notice of Conversion Price with each dividend payment on the Series A Preferred Stock or otherwise give notice thereof promptly after the due date for each such dividend, whenever there has been a change in the Conversion Price since the last previous dividend due date.

                  (P) In order to convert any shares of Series A Preferred Stock, a holder shall deliver to the Company at the office of the Company, or at such other place or places, if any, as the Board of Directors of the Company may determine (after giving written notice thereof to all holders), certificates, duly endorsed to the Company or in blank, of the shares of Series A Preferred Stock to be converted, together with appropriate evidence of the payment of any transfer or similar tax, if required to be paid by the holder thereof pursuant to the last sentence of this paragraph, and instructions in writing to the Company to exchange such shares and specifying the name and address of the person, corporation, firm or other entity to whom such shares are to be issued, whereupon the Company will issue (i) the number of shares of Common Stock issuable on exchange thereof as of the time of such surrender and as promptly as practicable thereafter will deliver certificates for such shares of Common Stock, (ii) cash for any remaining fraction of a share if the Company so elects, as provided in Section 12(M) above, and (iii) cash in an amount equal to all accrued but unpaid dividends, with respect to each share of Series A Preferred Stock exchanged. The Company shall pay any documentary, stamp or similar issue or transfer tax due on the issue of shares of Common Stock upon exchange; provided, however, that the holder shall pay any such tax which is due because such shares are to be issued in a name other than that of such holder.

                  If for any reason the Company is unable to pay any unpaid dividends on the shares of Series A Preferred Stock being exchanged, the Company will pay such unpaid dividends to the exchanging holder as soon thereafter as funds of the Company are legally available for such payment. At the request of any such exchanging holder, the Company will provide such holder with written evidence of its obligation to such holder.

                  The Company shall from and after the Recapitalization Approval Date take all necessary corporate action to reserve for issuance upon exchange of the Series A Preferred Stock a sufficient number of shares out of the authorized Common Stock for the exchange of each outstanding share of Series A Preferred Stock in accordance with its terms.

                  (Q)  If

                           (i)  the Company takes any action that would require
an adjustment in the Conversion Price pursuant to this Section 12; or

                           (ii) there is a voluntary or involuntary liquidation,
dissolution or winding-up of the Company;

the  Company  shall  provide  notice of such  action in the  manner set forth in
Section 12(O), stating therein the proposed record date for a distribution or the effective date of a reclassification, consolidation, merger, lease, transfer, liquidation, dissolution or winding-up, at least fifteen (15) days in advance of such date. Failure to mail the notice or any defect therein shall not affect the validity of the transaction.

                  (R) Before taking any action which would cause an adjustment reducing the Conversion Price below the then par value (if any) of the Common Stock deliverable upon exchange of the Series A Preferred Stock, the Company will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

                  (S) The Company from time to time may decrease the Conversion Price by an amount for any period of time if the period is at least 20 days and if the decrease is irrevocable during the period. Whenever the Conversion Price is decreased, the Company shall give notice of the decrease at least 15 days prior to the date the decreased Conversion Price takes effect, in the manner set forth in Section 12(O) above, which notice shall state the decreased Conversion Price and the period it will be in effect. A decrease in the Conversion Price pursuant to this Section 12(S) shall not otherwise change or adjust the Conversion Price otherwise in effect for purposes of this Section 12.

                  IN WITNESS WHEREOF, the Company has caused this Certificate of Designation, Preferences, and Rights of Series A Preferred Stock of the Company to be duly executed this 30th day of July, 1996.



                                           LACLEDE STEEL COMPANY


                                           /s/ John B. McKinney
                                           -----------------------------
                                           John B. McKinney
                                           President and Chief Executive Officer



ATTEST:


/s/ Michael H. Lane
------------------------------
Michael H. Lane
Vice President - Finance, Treasurer and Secretary


(Corporate Seal)

                                    EXHIBIT D

                          Registration Rights Agreement

                          REGISTRATION RIGHTS AGREEMENT

                  THIS REGISTRATION RIGHTS AGREEMENT (this "Agreement"), dated as of July 30, 1996, is made and entered into by and between LACLEDE STEEL COMPANY, a Delaware corporation (the "Company"), IVACO INC., a Canadian corporation ("Ivaco"), JOHN B. McKINNEY, MICHAEL H. LANE, J. WILLIAM HEBENSTREIT, LARRY J. SCHNURBUSCH and H. BRUCE NETHINGTON
(collectively, the "Management Purchasers").

                                    RECITALS

                  A. The Company and Ivaco have entered into a Stock Purchase Agreement dated as of July 30, 1996 (the "Stock Purchase Agreement"), whereby Ivaco has purchased 366,667 shares of the Company's Series A Preferred Stock, no par value, (the "Series A Preferred Stock") at a price of $15.00 per share;

                  A. The Company and each of the Management Purchasers separately entered into a Management Stock Purchase Agreement dated as of July 30, 1996 (the "Management Stock Purchase Agreements"), whereby the Management Purchasers have purchased an aggregate of 50,000 shares of Series A Preferred Stock at a price of $15.00 per share;

                  B. Upon approval by the stockholders of the Company of (1) a reduction of the par value per share of the Company's common stock from $13.33 per share to $0.01 per share and (2) an increase in the number of authorized shares of the Company's common stock from 5,000,000 to 25,000,000, and (3) the recapitalization of Series A Preferred Stock, each share of Series A Preferred Stock will become convertible at the option of the holder into shares of the Company's common stock as contemplated by Section 11 of the Certificate of Designation for such series.

                  C. Pursuant to a standby purchase agreement, Ivaco may also purchase certain additional shares of Series A Preferred Stock.

                  D. Ivaco may desire, in the future, to sell to the public some or all of the shares of Series A Preferred Stock, and/or any common stock issued upon conversion of Series A Preferred Stock.

                  E. The Company therefore deems it to be in its best interest to set forth the rights of Ivaco in connection with public offerings and sales of such shares of Series A Preferred Stock and common stock issued upon conversion of Series A Preferred Stock.

                  NOW, THEREFORE, in consideration of the premises and mutual covenants and obligations hereinafter set forth, and intending to be legally bound hereby, the Company and Ivaco hereby agree as follows:

                  1. Definitions. As used in this Agreement, the following terms shall have the following meanings:

                  "Effective Date" shall mean the date of this Agreement.

                  "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

                  The terms "register," "registered," and "registration" shall mean a registration effected by the preparation and filing of a Registration Statement in compliance with the Securities Act, and the declaration or ordering of effectiveness of such Registration Statement by the SEC.

                  "Holder(s)" shall mean Ivaco and the Management Purchasers, so long as it or they hold any Registrable Securities, and any person owning Registrable Securities who is a permitted assignee of rights under Section 12 of this Agreement.

                  "Registrable Securities" shall mean the shares of (1) any Series A Preferred Stock issued to Ivaco pursuant to the Stock Purchase Agreement and any common stock issued upon conversion of such Series A Preferred Stock, (2) any Series A Preferred Stock issued to the Management Purchasers pursuant to the Management Purchase Agreements and any common stock issued upon conversion of such Series A Preferred Stock, and (3) any Series A Preferred Stock issued to Ivaco pursuant to the Standby Agreement which is attached as
Exhibit I to the Stock Purchase Agreement and any common stock issued upon conversion of such Series A Preferred Stock, and, in each case, all shares of common stock or other securities issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, in exchange for, or in replacement of any shares of Series A Preferred Stock. The term "Registrable Securities" excludes, however, any security (i) the sale of which has been effectively registered under the Securities Act and which has been disposed of in accordance with a Registration Statement, (ii) that has been sold in a transaction exempt from the registration and prospectus delivery requirements of the Securities Act under
Section 4(1) thereof (including, without limitation, transactions pursuant to Rules 144 and 144A of the Securities Act) such that the further disposition of such securities by the transferee or assignee is not restricted under the Securities Act, (iii) that have been sold in a transaction in which such rights are not, or cannot be, assigned, or (iv) for which the Registration Rights have expired pursuant to Section 11 of this Agreement.

                  "Registration Expenses" shall mean all expenses incident to the Company's performance of or compliance with this Agreement, including, without limitation, all (i) registration, qualification and filing fees; (ii) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel in connection with blue sky qualifications of any Registrable Securities being registered); (iii) printing expenses; (iv) internal expenses of the Company (including, without limitation, all salaries and expenses of officers and employees of the Company performing legal or accounting duties); (v) fees and disbursements of counsel for the Company and fees and expenses for independent certified public accountants retained by the Company (including the expenses of any comfort letters or costs associated with the delivery by independent certified public accountants of comfort letters customarily requested by underwriters); and (vi) fees and expenses of listing any Registrable Securities on any national securities exchange.

                  "Registration Rights" shall mean the rights of the Holders to cause the Company to register Registrable Securities pursuant to Sections 2 and 3 of this Agreement.

                  "Registration Statement" shall mean any registration statement or similar document that covers any of the Registrable Securities pursuant to the provisions of this Agreement, including the prospectus or preliminary prospectus included therein, all amendments and supplements to such Registration Statement, including post-effective amendments, all exhibits to such
Registration Statement and all material incorporated by reference in such Registration Statement.

                  "SEC" shall mean the Securities and Exchange Commission.

                  "Securities Act" shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

                  2.   Demand Registration.

                  (a) If the  Company  shall  receive  at any  time on or  after
September 15, 1996, a written request from any Holder(s) of Registrable Securities (collectively, the "Initiating Holder") representing at least twenty percent (20%) of the Registrable Securities or the amount of Registrable Securities equivalent to 50,000 shares of Series A Preferred Stock in the case of Ivaco, that the Company file a Registration Statement covering the registration of no less than twenty percent (20%) of the Registrable Securities or the amount of Registrable Securities equivalent to 50,000 shares of Series A Preferred Stock in the case of Ivaco, as specified in the written request of the Initiating Holder (the "Registration Request"), then the Company shall (i) within five (5) days of the receipt of such Registration Request, give written notice of such Registration Request to Ivaco, and (ii) use its reasonable best efforts to as promptly as practicable file a Registration Statement covering the registration of all Registrable Securities with respect to which the Company receives, within the twenty (20) days immediately following the Registration Request, a request for inclusion in the registration from the Holder(s) thereof (an "Inclusion Request") and the Company shall effect as soon as practicable the registration of such Registrable Securities. Each Inclusion Request shall also specify the aggregate number of shares of Registrable Securities proposed to be registered. Ivaco shall have the right to effect up to three (3) demand registrations pursuant to this Section 2. Holders other than the Initiating Holder shall have the right to participate in any registration pursuant to this
Section 2.

                  (b) the Company shall not be obligated (i) to effect more than three registrations pursuant to this Section 2 requested by Ivaco, (ii) to effect any registration pursuant to this Section 2 within one (1) year after the effective date of any registration of Registrable Securities pursuant to a demand registration or any other registration of Registrable Securities which the Holders were afforded the opportunity to register all Registrable Securities under the Securities Act which the Holders desired to register, (iii) to effect any registration pursuant to this Section 2 if, in the written opinion of counsel to the Company, reasonably satisfactory to the requesting Holder, the sale or disposition of such Holder's Registrable Securities, in the manner proposed by such Holder, may be effected without registering such Securities under the Securities Act.

                  (c) If any demand registration is an underwritten offering the Holders of a majority of the Registrable Securities to be included in such demand registration will select a managing underwriter or underwriters to administer the offering, which underwriter or underwriters shall be reasonably satisfactory to the Company.

                  3. Incidental Registration. In the event that (but without any obligation to do so), after the Effective Date, the Company proposes to register any shares of Registrable Securities in connection with the underwritten public offering of such shares solely for cash on any form of Registration Statement in which the inclusion of Registrable Securities is appropriate (other than a registration (i) relating solely to the sale of securities to participants in a Company stock plan, (ii) pursuant to a Registration Statement on Form S-4 or Form S-8 (or any successor forms) or any form that does not include substantially the same information, other than information relating to the selling shareholders or their plan of distribution, as would be required to be included in a demand registration statement under Section 2 covering the sale of Registrable Securities, (iii) in connection with any dividend reinvestment or similar plan or (iv) for the sole purpose of offering securities to another entity or its security holders in connection with the acquisition of assets or securities of such entity or any similar transaction), the Company shall promptly give Ivaco written notice of such registration at least thirty (30) days before the anticipated filing date of any such Registration Statement. Upon the written request of any Holder within fifteen (15) days after the date of such notice from the Company, the Company shall cause to be registered under the Securities Act all of the Registrable Securities that such Holder has so requested to be registered on such Registration Statement. The Company shall not be required to proceed with, or maintain the effectiveness of, any registration of its securities after giving the notice herein provided, and the right of any Holder to have Registrable Securities included in such Registration Statement shall be conditioned upon participation in any underwriting to the extent provided herein. The Company shall not be required to include any Registrable Securities in such underwriting unless the Holders thereof enter into an underwriting agreement with the underwriter(s) selected by the Company in customary form, and upon terms and conditions agreed upon between the Company and such underwriter(s). In the event that the underwriter(s) shall advise the Company that marketing or other factors require that less than 100% of the Registrable Securities requested by the Holder or Holders of Registrable Securities be underwritten, then the Company shall so advise all Holders of Registrable Securities that would otherwise be underwritten pursuant hereto. The underwriter(s) may exclude some or all of the Registrable Securities from such underwriting to the extent and in the amount that the underwriter(s) advise the Company that less than 100% of the Registrable Securities requested to be registered can be marketed and the number of Registrable Securities, if any, that may be included in the underwriting shall be allocated among all Holders thereof in proportion (as nearly as practicable) to the number of Registrable Securities which each Holder requested be included in such registration; provided, however, that the number of Registrable Securities requested to be registered by the Management Purchasers shall be reduced to zero before the number of Registrable Securities requested to be registered by Ivaco shall be reduced by any amount. Nothing in this Section 3 is intended to or shall diminish the number of securities to be included by the Company in such underwriting. The Company and the underwriter(s) selected by the Company shall make all determinations with respect to the timing, pricing and other matters related to the offering of securities pursuant to this Section 3.

                  4.  Registration  Procedure.   Whenever  required  under  this
Agreement to effect the registration of the Registrable Securities, the Company shall as expeditiously as reasonably possible:

                  (a) prepare and file with the SEC, as soon as  practicable,  a
Registration Statement with respect to such Registrable Securities and use its reasonable best efforts to cause such Registration Statement to become effective, and keep such Registration Statement effective for up to one hundred eighty (180) days or such shorter period as shall be required to sell all of the Registrable Securities covered by such Registration Statement; notwithstanding the foregoing, the Company shall have no obligation to cause any Registration Statement to become effective prior to the date the Company has published its financial results for the third fiscal quarter of 1996. If the Holders of a majority of the Registrable Securities to be included in such registration statement notify the Company in writing that they have selected one firm of attorneys ("Sellers Counsel") to represent them in connection with such registration, then at least five business days before filing with the Commission such registration statement, the Company will furnish to Sellers Counsel copies of such registration statement as proposed to be filed, and thereafter will furnish to each seller of Registrable Securities such number of copies of such registration statement, each amendment and supplement thereto, the prospectus included in such registration statement (including each preliminary prospectus) and such other documents as such seller may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such seller and to change the registration statement (but not including any document incorporated therein by reference) as it relates to such seller or Sellers Counsel as requested by such seller or Sellers Counsel on a timely basis, and to reasonably consider other changes to the registration statement (but not including any document incorporated therein by reference) reasonably requested by such seller or Sellers Counsel on a timely basis, in light of the
requirements   of  the  Securities  Act  and  any  other   applicable  laws  and
regulations;

                  (b) prepare and file with the SEC such amendments, post-effective amendments and supplements to such Registration Statement and the prospectus used in connection with such Registration Statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such Registration Statement;

                  (c) furnish to the Holders, without charge, such number of copies of a prospectus, including a preliminary prospectus, and any amendments or supplements thereto as such Holders may reasonably request and a reasonable number of copies of the then-effective Registration Statement and any post-effective amendment thereto, including financial statements and schedules, all documents incorporated therein by reference and all exhibits (including those incorporated by reference);

                  (d) promptly after the filing of any document that is to be incorporated by reference into a Registration Statement or prospectus, provide copies of such document to Ivaco;

                  (e) make every reasonable effort to obtain the withdrawal of any order suspending the effectiveness of a registration statement at the earliest possible moment and to prevent the entry of such an order;

                  (f) use its reasonable best efforts to register and qualify the securities covered by such Registration Statement under such other securities or blue sky laws of such jurisdictions as shall be reasonably requested by the Holders; provided, however, that the Company shall not be required to qualify to do business, file a general consent to service of process or subject itself to taxation in any such states or jurisdictions where it would not otherwise be required to so qualify to do business or consent to service of process or subject itself to taxation;

                  (g) if it knows thereof, notify the Holders of shares covered by such Registration Statement, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the occurrence of any event as a result of which in its judgment the prospectus included in such Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing;

                  (h) use its reasonable best efforts to cause all Registrable Securities covered by the Registration Statement to be listed on each national securities exchange on which shares of the Company's Common Stock are then listed, if eligible, or if the Common Stock is not then so listed, the NASDAQ National Market System, if eligible, or in the over- the-counter market, as shown by the NASDAQ System Level 1 (or comparable system), if eligible;

                  (i) cooperate with the Holders to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold and not bearing any restrictive legends, and enable such Registrable Securities to be in such denominations and registered in such names as the Holders may request at least two (2) business days prior to any sale of Registrable Securities; and

                  (j) pay or cause to be paid all Registration Expenses.

                  5. Right to Withdraw Registration Request. The Holders may withdraw a request for registration or inclusion hereunder at any time but shall lose one (1) of their rights to cause the Company to register the Registrable Securities pursuant to Section 2 hereof if a request for registration under
Section 2 was withdrawn; provided, however, that if the request is withdrawn as a result of information concerning the business or financial condition of the Company which materially and adversely differs from information regarding the Company publicly available on the date on which such registration was requested, the foregoing provisions shall not be applicable.

                  6. Right to Withdraw Registration. Notwithstanding anything herein to the contrary, the Company may delay, suspend or withdraw any registration or qualification of Registrable Securities required pursuant to this Agreement if the Company in good faith determines that any such registration would adversely affect an offering of any securities of the Company which is then in process or if the Company is aware of other pending developments or any material corporate event and the Company is not in a position to timely prepare and file such Registration Statement, or to move forward with the processing of such Registration Statement by the SEC. If the Company exercises its right to withdraw a registration pursuant to this Section 6 or the registration fails to become effective for any reason, the related request to register shall not be counted as an exercise of a demand registration right under Section 2 hereof.

                  7. Obligation of Holders to Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Agreement with respect to the Registrable Securities that the Holders thereof furnish to the Company such information regarding themselves, the Registrable Securities held by them, and the intended method of disposition of such Registrable Securities as shall be required under the Securities Act or the Exchange Act to effect the registration of the Holders' Registrable Securities.

                  The Holders agree that, upon receipt of any notice from the Company of the occurrence of any event of the kind described in Section 4(f) hereof, the Holders shall forthwith discontinue disposition of the Registrable Securities pursuant to the then current prospectus until (i) the Holders are advised in writing by the Company that a new Registration Statement covering the offer of Registrable Securities has become effective under the Securities Act, or (ii) the Holders receive copies of a supplemented or amended prospectus contemplated by Section 4 hereof, or (iii) until the Holders are advised in writing by the Company that the use of the then current prospectus may be resumed. The Company shall use its reasonable best efforts to limit the duration of any discontinuance of disposition of Registrable Securities pursuant to this paragraph.

                  8. Effectiveness of Registration. Notwithstanding the obligation of the Company to effect no more than three (3) registrations requested pursuant to Section 2 hereof, a registration requested pursuant to
Section 2 hereof shall not be deemed to have been effected if (i) the Registration Statement has not been kept effective for the period required under
Section 4(a) of this Agreement, or (ii) the offering of Registrable Securities pursuant to such registration does not commence due to any reason other than withdrawal by the Holder.

                  9.   Indemnification and Contribution.

                  (a) Indemnification by the Company. In the event any Registrable Securities are included in a Registration Statement pursuant to this Agreement, the Company hereby agrees to indemnify and hold harmless the Holders, their partners, officers, employees and directors and each person who controls such Holder (within the meaning of the Securities Act) and any agent thereof against all losses, claims, damages, liabilities or expenses (including reasonable expenses of investigation), joint or several, or actual or threatened actions in respect thereof (collectively, "Losses") to which such Holders may become subject under the Securities Act, or otherwise, to the extent such Losses arise out of, or are based upon, any untrue statement or alleged untrue statement of any material fact contained in such Registration Statement, any related preliminary, final or summary prospectus, or any amendment or supplement thereto, or any document incorporated by reference into any of the foregoing, or arise out of, or are based upon, the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Holders for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such Losses; provided, however, that the Company will not be so liable to the extent that any such Losses arise out of, or are based upon, an untrue statement or alleged untrue statement of a material fact or an omission or alleged omission to state a material fact in such Registration Statement, such preliminary, final or summary prospectus, or any such amendment or supplement thereto, or any such document incorporated by reference into any of the foregoing, in reliance upon, and in conformity with, information furnished in writing to the Company by or on behalf of the Holders expressly for use in such document; provided, further, that the Company shall not be liable, and this indemnification agreement shall not apply, to the extent that any such Losses are attributable to the failure of the Holders (or agent acting on their behalf) to deliver a final prospectus (or amendment or supplement thereto) that corrects a material misstatement or omission contained in the preliminary prospectus (or final prospectus) or to any misstatement or omission of the Holders' selling broker(s). In connection with an underwritten offering, the Company will indemnify the underwriters thereof, their partners, officers, employees and directors and each person who controls such underwriters (within the meaning of the Securities Act) and any agent thereof at least to the same extent as provided above with respect to the indemnification of the Holders of Registrable Securities.

                  (b) Indemnification by the Holders of Registrable Securities. With respect to written information furnished to the Company expressly for use in connection with any registration pursuant to the terms of this Agreement by or on behalf of any Holder for use in a Registration Statement, any related preliminary, final or summary prospectus, or any supplement or amendment thereto, or any document incorporated by reference into any of the foregoing, the Holders whose shares are being registered pursuant to the Registration Statement shall agree in writing to severally, and not jointly, indemnify and hold harmless the Company, and its directors, officers and employees and each person, if any, who "controls" (within the meaning of the Securities Act) the Company (the "the Company Indemnitees") against any Losses to which the Company or such other person entitled to indemnification hereunder may become subject under the Securities Act, or otherwise, insofar as such Losses arise out of, or are based upon, any untrue statement or alleged untrue statement of any material fact contained in such Registration Statement, such preliminary, final or summary prospectus, or any such amendment or supplement thereto, or any such document incorporated by reference into any of the foregoing, or arise out of, or are based upon, the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; and such Holders shall reimburse the Company Indemnitees for any legal or other expenses reasonably incurred by it or them in connection with investigating or defending any such Losses, in each case to the extent, but only to the extent, that the same arises out of, or is based upon, an untrue statement or alleged untrue statement of a material fact or an omission or alleged omission to state a material fact in such Registration Statement, such preliminary, final or summary prospectus, any such amendment or supplement thereto, or any such document incorporated by reference into any of the foregoing, in reliance upon, and in conformity with, such information.

                  (c) Conduct of Indemnification Proceedings. Promptly after receipt by an indemnified party hereunder of notice of any claim or the commencement of any action by a claimant not an indemnified party hereunder ("Third-Party Claim"), the indemnified party shall, if a claim for indemnification in respect thereof is expected to be made by such indemnified party against an indemnifying party, promptly notify such indemnifying party in writing of such Third-Party Claim as soon as is reasonably practicable after said claim is actually known to the indemnified party; provided, however, that the right of an indemnified party to be indemnified hereunder in respect of Third-Party Claims shall not be adversely affected by such indemnified party's failure to notify the indemnifying party of such Third-Party Claim unless, and then only to the extent that, an indemnifying party is actually damaged or suffers any Loss or incurs any additional expense as a result thereof. The omission so to notify the indemnifying party will not relieve the indemnifying party from any liability that it may have to any indemnified party under law or otherwise than under this Section 9. If any such Third-Party Claim is brought against an indemnified party, and it promptly notifies the indemnifying party thereof, the indemnifying party shall be entitled to assume the defense thereof with counsel selected by the indemnifying party and reasonably satisfactory to the indemnified party provided that the indemnifying party notifies the indemnified party of its election to assume the defense of such claim within twenty (20) days of receipt of notice of the claim from the indemnified party. After the indemnifying party gives notice to the indemnified party of its election to assume the defense of such Third-Party Claim, (i) except as set forth below, the indemnifying party shall not be liable to the indemnified party for any legal or other expense subsequently incurred by the indemnified party in connection with the defense thereof, (ii) the indemnifying party shall not be liable for the costs and expenses of any settlement of such claim or action unless such settlement was effected with the written consent of the indemnifying party, which shall not be unreasonable withheld, or the indemnified party waived any rights to indemnification hereunder in writing, in which case the indemnified party may effect a settlement without such consent at its own cost and expense, and (iii) the indemnified party shall be obligated to cooperate with the indemnifying party in the investigation of such claim or action and shall not unreasonably prejudice the indemnifying party's subrogation rights. The indemnified party will have the right to employ its counsel in any such action, but the fees and expenses of such counsel will be at the expense of such indemnified party unless (i) the employment of counsel by the indemnified party has been authorized in writing by the indemnifying party, (ii) the indemnified party has reasonably concluded that there may be a conflict of interest between the indemnifying party and the indemnified party in the conduct of the defense of such action (in which case the indemnifying party will not have the right to direct the defense of such action on behalf of the indemnified party) or (iii) the indemnifying party has not in fact employed counsel to assume the defense of such action within twenty (20) days after receiving notice of the commencement of the action, in each of which cases the fees and expenses of counsel will be at the expense of the indemnifying party or parties. All such fees and expenses will be reimbursed promptly as they are incurred.
                                    (d)  Contribution.  If for any reason the
indemnification provided for in Sections 9(a) or (b) hereof is unavailable to an indemnified party or is insufficient to hold it harmless as contemplated therein, then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such Loss in such proportion as is appropriate to reflect not only the relative benefits received by the indemnifying party and the indemnified party, but also the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. With respect to any claim, no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not
guilty  of  such   fraudulent misrepresentation.

                  (e) Survival of  Indemnification.  The obligations  under this
Section 9 shall survive the completion of any offering of Registrable Securities in a Registration Statement pursuant to this Agreement, and otherwise.

                  (f)  Limitation.  Anything to the  contrary  contained in this
Section 9 hereof notwithstanding, no Holder of Registrable Securities shall be liable for indemnification and contribution payments aggregating an amount in excess of the maximum amount received by such holder in connection with any sale of Registrable Securities as contemplated herein.

                  10. Amendment of Registration Rights. Any provision of this Agreement may be amended or the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and Ivaco. Any amendment or waiver effected in accordance with this Section 10 shall be binding upon each Holder of any Registrable Securities and the Company.

                  11. Assignment of Registration Rights. The Registration Rights may be assigned by Ivaco to a permitted transferee or assignee of Registrable Securities and such transferee or assignee shall be deemed a Holder for purposes hereof, provided that (i) the Company is, promptly upon such transfer, furnished with written notice of the name and address of such transferee or assignee and the Registrable Securities with respect to which such Registration Rights are being assigned, (ii) the transfer of such Registrable Securities is effected in accordance with all applicable securities laws, (iii) immediately following such transfer the further disposition of such Registrable Securities by the transferee or assignee is restricted to comply with the Securities Act, and (iv) the transferee executes and agrees to be bound by this Agreement, a counterpart of which executed by transferee shall be furnished to the Company.

                  12. Information Confidential. The Holders may not use any information received by them pursuant to this Agreement in violation of the Exchange Act or reproduce, disclose, or disseminate such information to any other person (other than its employees or agents having a need to know the contents of such information and its attorneys), except to the extent reasonably related to the exercise of rights under this Agreement, unless such information has been made available to the public generally (other than by such recipient in violation of this Section 12) or such recipient is required to disclose such information by a governmental body or regulatory agency or by law in connection with a transaction that is not otherwise prohibited hereby.

                  13. Notices. All notices, requests, demands, and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given and made upon being delivered either by courier or fax delivery to the party for whom it is intended, provided that a copy thereof is deposited, postage prepaid, certified or registered mail, return receipt requested, in the United States or Canadian mail, bearing the address shown in this Section for, or such other address as may be designated in writing hereafter by, such party:

                  If to the Company:

                  Laclede Steel Company
                  One Metropolitan Square
                  211 North Broadway
                  St. Louis, Missouri 63102-2738
                  Attention: Michael H. Lane

                  With a copy to:


                  Bryan Cave LLP
                  One Metropolitan Square, Suite 3600
                  St. Louis, Missouri 63102
                  Attention: Frank P. Wolff, Jr.
                  Telephone: (314) 259-2000
                  Facsimile: (314) 259-2020

                  If to Ivaco:

                  Ivaco Inc.
                  Place Mercantile
                  770 Rue Sherbrooke Ouest
                  Montreal, Quebec,
                  Canada H3A 1G1

                  With a copy to:

                  Fried, Frank, Harris, Shriver & Jacobson

                  One New York Plaza
                  New York, New York 10004-1980
                  Attention: Jeffrey Bagner

                  14. Earnings Statement. The Company will make generally available to its security holders as soon as possible, but no later than 45 days after the close of the period covered thereby (or 90 days if the period ends December 31), an earnings statement (in form complying with the provisions of Rule 158 of the regulations promulgated under the Securities Act) covering a twelve-month period beginning not later than the first day of the Company's fiscal quarter next following the effective date (as defined in said Rule 158) of the Registration Statement.

                  15. Successors. This Agreement shall inure to the benefit of and be binding upon the successors of each of the parties and the assigns of Ivaco.

                  16. Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

                  17. Headings. The headings to sections and paragraphs in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning or interpretation hereof.

                  18. Governing Law. This Agreement shall be governed by and construed and interpreted in accordance with the substantive laws of the State of Delaware, without reference to its principles of choice of law.

                  19.  Severability.  In the  event  that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

                  20. Entire Agreement. This Agreement is intended by the parties as a final expression of their agreement and is intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

                  IN WITNESS WHEREOF, the parties hereto have executed this Registration Rights Agreement as of the date first written above.



                                    IVACO INC.



                                    By:  /s/ Paul Ivanier
                                    ----------------------------
                                    Name:  Paul Ivanier
                                    Title: President and Chief Executive Officer


                                    LACLEDE STEEL COMPANY



                                    By:  /s/ John B. McKinney
                                    ----------------------------
                                    Name:  John B. McKinney
                                    Title: President and Chief Executive Officer